As filed with the Securities and Exchange Commission on September , 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Extraction Oil & Gas, LLC

to be converted as described herein into a corporation named

Extraction Oil & Gas, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	46-1473923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

370 17th Street, Suite 5300
Denver, Colorado 80202
(720) 557-8300

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Russell T. Kelley, Jr.
Chief Financial Officer
370 17th Street, Suite 5300
Denver, Colorado 80202
(720) 557-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-2222

Sean T. Wheeler
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
(713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	38,333,333	$18.00	$689,999,994	$69,483

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 5,000,000 additional shares of common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $10,070.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ____________, 2016

33,333,333 Shares

Extraction Oil & Gas, Inc.

Common Stock

This is the initial public offering of the common stock of Extraction Oil & Gas, Inc., a Delaware corporation. We are offering 33,333,333 shares of our common stock.

No public market currently exists for our common stock. We anticipate that the initial public offering price will be between $15.00 and $18.00 per share. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol ''XOG.''

We have granted the underwriters the option to purchase up to 5,000,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 33,333,333 shares of common stock in this offering.

We are an ''emerging growth company'' as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, are eligible for reduced reporting requirements. Please see ''Prospectus Summary—Emerging Growth Company Status.''

Investing in our common stock involves risks. Please see ''Risk Factors'' beginning on page 22 of this prospectus.

	Price to the public	Underwriting discounts and commissions	Proceeds to us (before expenses)
Per share	$	$	$
Total	$	$	$

The underwriters expect to deliver the shares on or about , 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse **Barclays** **Goldman, Sachs & Co.** **Citigroup**

The date of this prospectus is , 2016.

natural gas properties in our areas of operation, but expect such expenditures to represent a smaller proportion of our total capital budget.

- *Maintain financial flexibility and apply a disciplined approach to capital allocation.* We intend to maintain a conservative financial profile that will afford us flexibility through commodity price cycles. At the consummation of this offering, after giving effect to this offering, the Financing Transactions (as defined below) and the use of the proceeds therefrom, the consummation of the Bayswater Acquisition and the recent amendment to our credit facility, we will have approximately $694.1 million of liquidity, with $244.1 million of cash and cash equivalents and $450.0 million of available borrowing capacity under our revolving credit facility. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Our Competitive Strengths

We believe that the following strengths will allow us to successfully execute our business strategies:

- *Large, contiguous acreage blocks concentrated in the Wattenberg Field.* We own extensive and contiguous acreage blocks in the Wattenberg Field, which we believe to be one of the most prolific and economic fields in the nation. Based on the results of our horizontal drilling program, and as evidenced by our 30-day, 90-day and 180-day production rates, we believe our wells are among the most productive in the Wattenberg Field. Our large, contiguous acreage blocks and focus on maintaining operational control allow us the flexibility to adjust our drilling and completion techniques, primarily through the length of our laterals, in order to optimize our well results and drilling economics. Additionally, our contiguous acreage allows us to leverage existing infrastructure for more cost efficient development and transportation as compared to non-contiguous acreage. We believe our approximately 100,000 net acres in the Wattenberg Field as of June 30, 2016 position us to continue growing our proved reserves and production in the current commodity price environment.

- *Low-risk Wattenberg acreage position with multi-year inventory of liquids-rich drilling locations.* We view our large identified horizontal drilling inventory targeting liquids-rich drilling opportunities to be relatively low-risk based on information gained from the large number of existing wells in the area, industry activity surrounding our acreage, and the consistent and predictable geology underlying our positions. We have used the subsurface and 3-D seismic data from our development programs, as well as vertical well penetration, to demonstrate the subsurface consistency of our inventory. We currently have 3-D seismic data on all locations in our drilling plan, which we believe reduces the risk associated with our development plan. As of June 30, 2016, our horizontal drilling inventory consisted of 3,510 gross (2,236 net) identified locations targeting the Niobrara and Codell formations, as adjusted to one-mile equivalents. Based on the results from our horizontal drilling program and those of offset operators such as Anadarko Petroleum and Noble Energy, we believe significant development opportunities exist in the J-Sand, Greenhorn and Sussex formations as well as via additional downspacing in the Niobrara formation. Based on a four day spud-to-spud and a two-rig drilling program, we have a drilling inventory of approximately 19 years, prior to considering locations other than those in the Niobrara and Codell formations.

- *Significant operational control with low development costs.* We operated 95% of our horizontal production for the six months ended June 30, 2016. We intend to maintain operational control of a substantial majority of our drilling inventory. We believe that maintaining operating control enables us to increase our reserves while lowering our development costs. Our control over operations also allows us to utilize cost-effective operating practices, including the selection of drilling locations, timing of development and associated capital expenditures and continuous improvement of drilling, completion and stimulation techniques. Our average feet drilled per day has increased to 6,096 as of June 30, 2016 from 1,456 as of March 31, 2014. We have been successful in achieving significant reductions in our drilling, completion and facilities costs. In addition, our drilling contract structure allows us to proactively adjust our rig count based on the commodity price environment. These factors contribute to our ability to grow production and reserves in lower commodity price environments.

• *High caliber management team with substantial technical expertise and demonstrated record navigating through commodity price volatility.* Our management and technical teams have extensive experience and a history of working together on the cost-efficient management of large scale drilling programs in the Wattenberg Field. Our management and technical teams are also experienced in the disciplined allocation of capital focused on growing reserves and production and identifying, executing and integrating acquisitions. Members of our management team have significant experience in the Wattenberg Field and were key participants in the shift from vertical to horizontal drilling that recently occurred during their tenures at industry leaders, including Anadarko Petroleum, Noble Energy, PDC Energy and others. Our management and technical teams have collectively participated in the drilling of over 500 horizontal wells in the Niobrara and Codell formations in the field. Through the significant decrease and volatility in commodity prices in late 2014, we have demonstrated our ability to responsibly grow our production and proved reserves while maintaining a conservative balance sheet.

• *Financial strength and flexibility.* We have a strong financial position and a prudent financial management strategy, which will allow us to actively allocate capital in order to grow our proved reserves and production, both organically and through strategic acquisitions. At the consummation of this offering, after giving effect to this offering, the Financing Transactions described below and the use of the proceeds therefrom, the consummation of the Bayswater Acquisition and the recent amendment to our credit facility, we will have approximately $694.1 million of liquidity, with $244.1 million of cash and cash equivalents and $450.0 million of available borrowing capacity under our revolving credit facility. We believe this borrowing capacity, along with our cash flow from operations and existing cash on the balance sheet, will provide us with sufficient liquidity to execute on our 2016 and 2017 capital program. We have an established hedging program to protect our future cash flows and provide some certainty for the budgeting of our capital plan.

Recent Developments

2016 Equity Offering

In April, June and July 2016, we closed a private offering of units to existing and new members that resulted in net proceeds of approximately $120 million (the "2016 Equity Offering"). The proceeds of the 2016 Equity Offering were used for general business purposes, including to repay amounts borrowed under our revolving credit facility.

2016 Notes Offering

On July 18, 2016, we closed a private offering (the "2016 Notes Offering") of $550 million principal amount of 7.875% senior unsecured notes due 2021 (the "2021 Notes"), which resulted in net proceeds to us of approximately $537 million after deducting estimated expenses and the initial purchasers' discount. We used a portion of the net proceeds from the 2016 Notes Offering to repay all of the outstanding borrowings and related premium, fees and expenses under our second lien notes (the "Second Lien Notes") which were terminated concurrently with such repayment, and we applied the remaining proceeds to repay borrowings under our revolving credit facility and for general business purposes.

Bayswater Acquisition

Bayswater Assets

On July 29, 2016, we entered into a definitive agreement with Bayswater Exploration & Production, LLC and certain of its affiliates to acquire additional oil and gas properties primarily located in the Wattenberg Field (the "Bayswater Assets") for total consideration of $420 million in cash, subject to customary purchase price adjustments (the "Bayswater Acquisition"). Upon completion of the Bayswater Acquisition, we will be acquiring producing and non-producing assets primarily located in the central and northwest portions of the Wattenberg Field from an existing working interest partner, primarily around our existing Greeley and Windsor areas.

The Bayswater Assets consist of working interests in approximately 6,100 net acres and produced approximately 10,000 net BOE/d during the month ended July 31, 2016, of which approximately 73% was oil or NGLs. As of July 29, 2016, the Bayswater Assets included 36 gross (20 net) drilled but uncompleted wells, representing 53 gross (32 net) wells on a 1-mile equivalent basis. We expect the majority of these drilled but uncompleted wells to be brought online in the first half of 2017. In addition, the Bayswater Assets will result in an additional 1,119 gross drilling locations (or 119 net locations on a 1-mile equivalent basis). A majority of these locations are located on acreage in which we already own a majority working interest and operate, resulting in an additional 90 unique gross drilling locations.

Based on a reserve report from Ryder Scott, there are approximately 25,992 MBoe of proved reserves associated with the Bayswater Assets as of June 30, 2016, of which 57% were undeveloped.

We expect to close the Bayswater Acquisition on October 3, 2016. However, the completion of the Bayswater Acquisition is subject to a number of conditions, and we may not be able to consummate it if such conditions are not met. We intend to fund the purchase price through the issuance of $260.3 million in convertible preferred securities and borrowings under our revolving credit facility. See "Use of Proceeds."

Option to Acquire Additional Assets from Bayswater

If and when we consummate the Bayswater Acquisition, we are required to pay $10 million for an option to purchase additional assets from Bayswater (the "Additional Bayswater Assets") for an additional $190 million, for a total purchase price for the Additional Bayswater Assets of $200 million. The option may be exercised at any time until March 31, 2017. If we do not exercise our option to acquire the Additional Bayswater Assets, Bayswater will have the right until April 30, 2017 to elect to sell those assets to us for an additional $120 million, for a total purchase price for the Additional Bayswater Assets of $130 million. The Additional Bayswater Assets include working interests in approximately 9,100 net acres primarily in the Wattenberg Field.

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo Capital Management ("Apollo") $75.0 million in convertible preferred securities (the "Series A Preferred Units") to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which amount includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown Partners LLC ("Yorktown") $185.3 million in convertible preferred securities (the "Series B Preferred Units") to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Convertible Preferred Stock (the "Series A Preferred Stock") that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering (the "Lock-Up Period End Date"), the Series A Preferred Stock will be convertible into shares of our common stock at the election of the holders of the Series A Preferred Stock (the "Series A Preferred Holders") at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at par. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

We refer to the 2016 Notes Offering, the 2016 Equity Offering and the issuance of the Series A Preferred Units and Series B Preferred Units as the "Financing Transactions."

Amendment to Revolving Credit Facility

On September 14, 2016, we entered into an amendment to our revolving credit facility that, among other things, increased the borrowing base to $350 million. The amendment also provides that upon consummation of the Bayswater Acquisition, the borrowing base will be increased to $450 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

Corporate Reorganization

At or prior to the closing of this offering:

- XOG will convert from a Delaware limited liability company into a Delaware corporation;

- We will redeem the Series A Preferred Units in full with a portion of the net proceeds of this offering; and

- Holdings will merge with and into us, and we will be the surviving entity to such merger, with the equity holders in Holdings, other than the holders of the Series B Preferred Units (which will be converted in connection with the closing of this offering into shares of Series A Preferred Stock), but including the holders of restricted units and incentive units, receiving an aggregate number of shares of our common stock based on an implied valuation for us based on the initial public offering price set forth on the cover page of this prospectus and the current relative levels of ownership in Holdings, pursuant to the terms of the limited liability company agreement of Holdings, with the allocation of such shares among our existing equity holders to be later determined, pursuant to the terms of the limited liability company agreement of Holdings, by reference to an implied valuation for us based on the 10-day volume weighted average price of our common stock following the closing of this offering. See "Corporate Reorganization— Existing Owners Ownership."

As part of Holdings' merger with and into us, Holdings' other subsidiaries will become our direct or indirect subsidiaries.

The following diagram indicates our simplified ownership structure immediately after this offering and the transactions described above (assuming that the underwriters' option to purchase additional shares is not exercised):



(1) Includes funds managed by Yorktown Partners LLC, investment funds affiliated with OZ Management LP, BlackRock, Inc., Neuberger Berman Group LLC and management, among others.

(2) Includes 13,210,692 shares of our common stock issuable upon conversion of all of the shares of our Series A Preferred Stock, assuming that all of the shares of Series A Preferred Stock were converted by the Series A Preferred Holders immediately after the consummation of this offering at a conversion ratio per share of Series A Preferred Stock of 71.3012.

For more information, please see "Corporate Reorganization."

Risk Factors

An investment in our common stock involves a number of risks that include the speculative nature of oil and natural gas exploration, competition, volatile commodity prices and other material factors. Importantly, due to an abundance of supply in the global crude oil market and the domestic natural gas market, oil and natural gas prices have decreased significantly. While we continue to believe our inventory of drilling opportunities is repeatable and relatively low-risk, should oil and natural gas prices materially decrease even further, we may reevaluate our development drilling program. Any postponement or elimination of our development drilling program could result in a reduction of proved reserve volumes and related standardized measure. You should carefully consider, in addition to the other information contained in this prospectus, the risks described in "Risk Factors" before investing in our common stock. These risks could materially affect our business, financial condition and results of operations and cause the trading price of our common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read "Cautionary Note Regarding Forward-Looking Statements" for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Corporate Sponsorship and Structure Information

We were formed as a Delaware limited liability company in November 2012 and will convert into a Delaware corporation in connection with this offering. Our principal executive offices are located at 370 17th Street, Suite 5300, Denver, CO 80202 and our telephone number at that address is (720) 557-8300. We have a valuable relationship with funds managed by Yorktown, a private investment manager founded in 1991 that invests exclusively in the energy industry with an emphasis on North American oil and gas production and midstream businesses. Upon completion of this offering, Yorktown will own an approximate 36% and an approximate 33% equity interest in us on an unconverted basis and on a fully converted basis, respectively. Please see "Security Ownership of Certain Beneficial Owners and Management."

Yorktown has raised 11 private equity funds totaling over $8 billion. The investors of Yorktown's funds include university endowments, foundations, families, insurance companies and other institutional investors. Yorktown's investment professionals review a large number of potential energy investments and are actively involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown's funds own interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown's funds are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown's funds are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown and its funds may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

The Offering

Common stock offered by us ...	33,333,333 shares (or 38,333,333 shares, if the underwriters exercise in full their option to purchase additional shares).
Common stock to be outstanding after the offering	141,793,564 shares (or 146,793,564 shares, if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock to cover over-allotments, if any.
Use of proceeds	Assuming the midpoint of the price range set forth on the cover of this prospectus, we expect to receive approximately $515.4 million of net proceeds from this offering, or $593.3 million if the underwriters exercise their option to purchase 5,000,000 additional shares in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	We intend to use (i) $90.0 million of the net proceeds from this offering to redeem in full the Series A Preferred Units and (ii) $291.6 million to repay borrowings under our revolving credit facility. The remaining net proceeds will be used for general corporate purposes, including to fund our 2016 and 2017 capital expenditures.
	Please see "Use of Proceeds."
Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, our revolving credit facility and our 2021 Notes (collectively, our "debt arrangements") and the Series A Preferred Stock place certain restrictions on our ability to pay cash dividends.
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.
Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Please see "Underwriting."
Listing and trading symbol	We have applied to list our common stock on the NASDAQ Global Select Market (the "NASDAQ"), under the symbol "XOG."

The information above excludes 20,200,000 shares of common stock reserved for issuance under our long-term incentive plan (our "LTIP"), which we intend to adopt in connection with the completion of this offering, and 13,210,692 shares of common stock that would be issuable if the holders exercised their option to convert all of their shares of Series A Preferred Stock immediately after the consummation of this offering.

	Predecessor				Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30, 2016	Year Ended December 31, 2015
	2016	2015	2015	2014		
	(unaudited)				(unaudited)	
	(in thousands, except per unit/common share data)					
Statements of Operations Data:						
Revenues:						
Oil sales	$ 84,135	$ 77,464	$ 157,024	$ 75,460	$ 107,162	$169,414
Natural gas sales	14,937	10,234	26,019	9,247	20,209	30,118
NGL sales	11,424	5,084	14,707	8,133	11,424	14,727
Total revenues	110,496	92,782	197,750	92,840	138,795	214,259
Operating Expenses:						
Lease operating expenses	25,339	11,312	30,628	5,067	29,246	36,263
Production taxes	10,748	7,924	17,035	9,743	12,682	18,012
Exploration expenses	8,752	4,852	18,636	126	8,752	18,636
Depletion, depreciation, amortization and accretion	94,638	59,290	146,547	34,042	110,202	147,442
Impairment of long lived assets	22,884	9,525	15,778	—	22,884	15,778
Other operating expenses	891	1,657	2,353	—	891	2,353
Acquisition transaction expenses	—	6,000	6,000	—	—	—
General and administrative expenses	15,114	16,870	37,149	19,598	15,114	36,749
Total operating expenses	178,366	117,430	274,126	68,576	199,771	275,233
Operating Income (Loss)	(67,870)	(24,648)	(76,376)	24,264	(60,976)	(60,974)
Other Income (Expense):						
Commodity derivative gain (loss)	(78,650)	(8,407)	79,932	48,008	(78,650)	79,932
Interest expense	(26,698)	(23,668)	(51,030)	(22,454)	(21,253)	(42,959)
Other income	84	13	210	24	84	210
Total other income (expense)	(105,264)	(32,062)	29,112	25,578	(99,819)	37,183
Income (loss) before income taxes	(173,134)	(56,710)	(47,264)	49,842	(160,795)	(23,791)
Income tax (expense) benefit	—	—	—	—	61,103	9,039
Net Income (Loss)	$ (173,134)	$ (56,710)	$ (47,264)	$ 49,842	$ (99,692)	$(14,752)
Net Income (Loss) per Unit/Common Share:						
Basic	$ (0.53)	$ (0.22)	$ (0.17)	$ 0.28	$ (0.76)	$ (0.22)
Diluted	$ (0.53)	$ (0.22)	$ (0.17)	$ 0.26	$ (0.76)	$ (0.22)
Weighted Average Units/Common Shares Outstanding:						
Basic	323,967	260,209	277,322	180,429	141,794	141,794
Diluted	323,967	260,209	277,322	189,938	141,794	141,794
Statements of Cash Flows Data:						
Cash provided by (used in):						
Operating activities	$ 41,178	$ 61,958	$ 166,683	$ 77,390		
Investing activities	(160,080)	(320,036)	(520,006)	(970,640)		
Financing activities	125,466	200,780	371,404	972,090		
Balance Sheets Data (at period end):						
Cash and cash equivalents	$ 103,670		$ 97,106	$ 79,025	$ 244,087	
Total assets	1,593,786		1,634,140	1,201,069	2,155,076	
Total liabilities	895,392		879,908	655,881	931,957	
Total member's equity	698,394		754,232	545,188	1,065,631	
Other Financial Data:						
Adjusted EBITDAX(1)	$ 89,807	$ 87,025	$ 176,120	$ 66,892	$ 112,265	$186,417

(1) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

The following table presents a reconciliation of Adjusted EBITDAX to the GAAP financial measure of net income (loss) for each of the periods indicated.

	Predecessor				Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2015	2014	2016	2015
	(unaudited)				(unaudited)	
			(in thousands)			
Adjusted EBITDAX reconciliation to net income (loss):						
Net income (loss)	$(173,134)	(56,710)	$(47,264)	$ 49,842	$(99,692)	$(14,752)
Add back (subtract):						
Depreciation, depletion, amortization and accretion	94,638	59,290	146,547	34,042	110,202	147,442
Impairment of long lived assets	22,884	9,525	15,778	—	22,884	15,778
Exploration expenses	8,752	4,852	18,636	126	8,752	18,636
Rig termination fee	891	1,657	1,657	—	891	1,657
Acquisition transaction expenses	—	6,000	6,000	—	—	—
Commodity derivative loss (gain)	78,650	8,407	(79,932)	(48,008)	78,650	(79,932)
Settlements on commodity derivatives	33,160	27,374	59,785	3,974	33,160	59,785
Premiums paid for derivatives that settled during the period	(5,338)	(112)	(2,087)	—	(5,338)	(2,087)
Unit-based compensation expense	2,606	3,074	5,970	4,462	2,606	5,970
Amortization of debt discount and debt issuance costs	2,424	1,956	5,604	1,985	1,607	4,569
Interest expense	24,274	21,712	45,426	20,469	19,646	38,390
Income tax expense (benefit)					(61,103)	(9,039)
Adjusted EBITDAX	$ 89,807	$ 87,025	$176,120	$ 66,892	$112,265	$186,417

PV-10

PV-10 is a non-GAAP financial measure and generally differs from Standardized Measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. Neither PV-10 nor Standardized Measure represents an estimate of the fair market value of our oil and natural gas properties. We and others in the industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

The following table presents a reconciliation of PV-10 to the GAAP financial measure of Standardized Measure as of the dates indicated.

	As of June 30, 2016	As of December 31, 2015
	(in thousands)	
PV-10 of proved reserves	$686,001	$ 835,883
Present value of future income tax discounted at 10%	(18,594)	(179,795)
Standardized Measure(1)	$667,407	$ 656,088

(1) If we had been subject to entity-level U.S. federal income taxes, the pro forma, undiscounted, income tax expense at June 30, 2016 would have been $44.1 million ($18.6 million on a discounted basis) and the Standardized Measure would have been $667.4 million. If we had been subject to entity-level U.S. federal income taxes, the pro forma, undiscounted, income tax expense at December 31, 2015 would have been $373.2 million ($179.8 million on a discounted basis) and the Standardized Measure would have been $656.1 million.

Summary Reserve Data and Operating Data

The following tables present summary data with respect to our estimated net proved oil, natural gas and NGL reserves and operating data as of the dates presented.

The reserve estimates presented in the table below are based on reports prepared by Ryder Scott, which reports were prepared in accordance with current SEC rules and regulations regarding oil and natural gas reserve reporting. The following tables also contain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

In evaluating the material presented below, please read "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business—Oil and Natural Gas Data—Proved Reserves," "Business—Oil, Natural Gas and NGL Production Prices and Production Costs—Production and Price History" and our financial statements and notes thereto. Our historical results of operations are not necessarily indicative of results to be expected for any future periods.

"Underwriting," and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- our operating and financial performance and drilling locations, including reserve estimates;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- our failure to meet revenue, reserves or earnings estimates by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks describes under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Yorktown's funds will collectively hold a substantial portion of the voting power of our common stock.

Immediately following the completion of this offering, Yorktown's funds will collectively hold approximately 36% and an approximate 33% of our common stock on an unconverted basis and on a fully converted basis, respectively. See "Security Ownership of Certain Beneficial Owners and Management" for more information regarding ownership of our common stock by the Yorktown funds. The existence of affiliated stockholders with significant aggregate holdings that may act as a group may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, this concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with affiliated stockholders with significant aggregate holdings that may act as a group.

Conflicts of interest could arise in the future between us, on the one hand, and Yorktown and its affiliates, including its funds and their respective portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Yorktown's funds are in the business of making investments in entities in the U.S. energy industry. As a result, Yorktown's funds may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Yorktown's funds and their respective portfolio companies may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Under our certificate of incorporation, Yorktown's funds and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock in addition to the Series A Preferred Stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Investors in this offering will experience immediate and substantial dilution of $9.37 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $9.37 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2016 on a pro forma basis would be $7.13 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please see "Dilution."

We do not intend to pay dividends on our common stock, and our debt arrangements and the Series A Preferred Stock place certain restrictions on our ability to do so. Consequently, it is possible that your only opportunity to achieve a return on your investment will be if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our debt arrangements and the Series A Preferred Stock will restrict our ability to pay cash dividends. Consequently, it is possible that your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have 141,793,564 outstanding shares of common stock. This number excludes 5,000,000 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market, and 13,210,692 shares of common stock issuable upon conversion of our Series A Preferred Stock. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Yorktown's funds will collectively own 51,396,969 shares of our common stock and 5,000 shares of our Series A Preferred Stock, which are convertible into 356,506 shares of our common stock, or approximately 33% of our total outstanding shares on a fully converted basis, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Yorktown's funds and certain of our other existing stockholders, including the Series A Preferred Holders, will be party to registration rights agreements with us which will require us to effect the registration of their shares (and shares of certain of their affiliates) in certain circumstances no earlier than the Lock-Up Period End Date. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Existing Owners Registration Rights Agreement" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Series A Preferred Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 20,200,000 shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We and all of our directors and executive officers and certain of our stockholders have entered into lock-up agreements with respect to their common stock, pursuant to which we and they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

USE OF PROCEEDS

Assuming the midpoint of the price range set forth on the cover of the prospectus, we expect to receive approximately $515.4 million of net proceeds from this offering, or $593.3 million if the underwriters exercise their option to purchase 5,000,000 additional shares in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to (i) redeem in full the Series A Preferred Units and (ii) repay borrowings under our revolving credit facility. The remaining net proceeds will be used for general corporate purposes, including to fund our 2016 and 2017 capital expenditures. The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds		
		(In millions)		
Net proceeds from this offering	$515.4	Redemption of Series A Preferred Units	$	90.0
		Repayment of our revolving credit facility		291.6
		General corporate purposes, including to fund our 2016 and 2017 capital expenditures		133.8
Total sources of funds	$515.4	Total uses of funds	$	515.4

Amounts repaid under our revolving credit facility may be re-borrowed from time to time, subject to the terms of the facility, and we intend to do so in the future to fund our capital program. The revolving credit facility will mature November 29, 2018. As of June 30, 2016, we had $235.0 million in borrowings outstanding under our revolving credit facility, which bore an interest rate of 3.0%. Borrowings under the revolving credit facility were incurred to fund the development and exploration of our oil and gas properties and to fund acquisitions of oil and gas properties, including the Bayswater Acquisition.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $31.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase for any reason, we would use the additional net proceeds for general corporate purposes, including to fund a portion of our development program. If the proceeds decrease for any reason, then we would first reduce by a corresponding amount the net proceeds directed for general corporate purposes and then reduce the amount of net proceeds directed to repay borrowings under our revolving credit facility.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Additionally, our debt arrangements and the Series A Preferred Stock place certain restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

- on an actual basis;

- as adjusted to give effect to (i) the Financing Transactions and (ii) the Bayswater Acquisition; and

- as further adjusted to give effect to (i) the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of net proceeds therefrom as set forth under "Use of Proceeds" and (ii) the transactions described under "Prospectus Summary—Corporate Reorganization."

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2016		
	Actual	As Adjusted	As Further Adjusted(8)
	(in thousands)		
Cash and cash equivalents	$ 103,670	$ 108,670	$ 244,087
Debt obligations:			
Revolving credit facility(1)(2)	$ 235,000	$ 291,632	$ —
Second lien notes(1)(3)	414,895	—	—
7.875% Senior Notes due 2021(4)	—	537,533	537,533
Series A Preferred Units(5)	—	73,688	—
Total debt obligations	649,895	902,853	537,533
Series A Preferred Stock(6)	—	—	157,488
Equity:			
Member's equity	868,762	873,762	—
Series B Preferred Units	—	185,280	—
Common stock—$0.01 par value; no shares authorized, issued or outstanding (actual and as adjusted); 900,000,000 shares authorized and 141,793,564 shares issued and outstanding (as further adjusted)	—	—	1,418
Preferred Stock—no shares authorized, issued or outstanding (actual and as adjusted); 50,000,000 shares authorized and 13,210,692 shares issued and outstanding as further adjusted(6)	—	—	—
Additional paid-in capital	—	—	1,526,241
Accumulated deficit(7)	(170,368)	(189,773)	(462,028)
Total Equity	698,394	869,269	1,065,631
Total capitalization	$1,348,289	$1,772,122	$1,760,652

---

(1) Our revolving credit facility and our second lien notes and the related interest expense, debt issuance costs, debt discount costs and the amortization expense on the debt issuance and debt

discount costs are reflected in our financial statements. Please refer to *Note 4—Long-Term Debt* to our unaudited financial statements for the six months ended June 30, 2016 for further information.

(2) As of September 14, 2016, the borrowing base under our revolving credit facility was $350.0 million, the outstanding balance totaled $154.0 million and the outstanding letters of credit totaled $0.6 million.

(3) Net of unamortized debt discount and debt issuance costs.

(4) $550.0 million principal amount, net of approximately $12.5 million of estimated expenses associated with the debt issuance costs incurred as a result of the 2016 Notes Offering.

(5) Net of debt issuance costs.

(6) The Series A Preferred Stock of $185.3 million is recorded as mezzanine equity net of a discount of $27.8 million, which is offset in additional paid in capital.

(7) Includes (A) incentive unit compensation expense that will result from (i) the accelerated vesting of incentive units of $99.8 million, (ii) the anticipated granting and accelerated vesting of the 1.5 million remaining available to be issued Restricted Stock Units ("RSUs") of $7.7 million and (iii) the accelerated vesting of 4.6 million RSUs that were granted but unvested as of June 30, 2016 of $3.2 million, (B) the mandatory redemption charge and write off of issuance costs related to the Series A Preferred Units of $16.3 million and (C) a prepayment penalty of $4.3 million and unamortized debt issuance and debt discount costs of $15.1 million associated with the retirement of the outstanding Second Lien Notes, as these charges are considered non-recurring.

(8) A $1.00 increase or decrease in the assumed public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of the prospectus) would increase or decrease, respectively, additional paid-in capital, total stockholders' equity and total capitalization by approximately $31.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of one million shares we are offering would increase or decrease, respectively, additional paid-in capital, total stockholders' equity and total capitalization by approximately $15.6 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the assumed public offering price stays the same.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of June 30, 2016, after giving effect to the transactions described under "Prospectus Summary—Corporate Reorganization," was $536.9 million, or $4.95 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to our corporate reorganization. Assuming an initial public offering price of $16.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2016 would have been approximately $1,011.3 million, or $7.13 per share. This represents an immediate increase in the net tangible book value of $2.18 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $9.37 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$16.50
Pro forma net tangible book value per share as of June 30, 2016 .	$4.95	
Increase per share attributable to new investors in this offering ..	2.18	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		7.13
Dilution in pro forma net tangible book value per share to new investors in this offering		$ 9.37

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.22 per share and increase (decrease) the dilution to new investors in this offering by $0.78 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table summarizes, on an adjusted pro forma basis as of June 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at our initial public offering price of $16.50 per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Existing owners	108,460,231	76.5%	$ 873,762	61.4%	$ 8.06
New investors in this offering	33,333,333	23.5%	$ 550,000	38.6%	$16.50
Total...............................	141,793,564	100%	$1,423,762	100%	$10.04

The above tables and discussion are based on the number of shares of our common stock to be outstanding as of the closing of this offering. The table does not reflect 20,200,000 shares of common stock reserved for issuance under our LTIP, which we plan to adopt in connection with this offering, and 13,210,692 shares of common stock that would be issuable if the holders exercised their option to convert all of their shares of Series A Preferred Stock immediately after the consummation of this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 38,333,333, or approximately 26.1% of the total number of shares of common stock.

	Predecessor				Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30, 2016	Year Ended December 31, 2015
	2016	2015	2015	2014		
	(unaudited)				(unaudited)	
	(in thousands, except per unit/common share data)					
Statements of Operations Data:						
Revenues:						
Oil sales	$ 84,135	$ 77,464	$ 157,024	$ 75,460	$ 107,162	$169,414
Natural gas sales	14,937	10,234	26,019	9,247	20,209	30,118
NGL sales	11,424	5,084	14,707	8,133	11,424	14,727
Total revenues	110,496	92,782	197,750	92,840	138,795	214,259
Operating Expenses:						
Lease operating expenses	25,339	11,312	30,628	5,067	29,246	36,263
Production taxes	10,748	7,924	17,035	9,743	12,682	18,012
Exploration expenses	8,752	4,852	18,636	126	8,752	18,636
Depletion, depreciation, amortization and accretion	94,638	59,290	146,547	34,042	110,202	147,442
Impairment of long lived assets	22,884	9,525	15,778	—	22,884	15,778
Other operating expenses	891	1,657	2,353	—	891	2,353
Acquisition transaction expenses	—	6,000	6,000	—		
General and administrative expenses . .	15,114	16,870	37,149	19,598	15,114	36,749
Total operating expenses	178,366	117,430	274,126	68,576	199,771	275,233
Operating Income (Loss)	(67,870)	(24,648)	(76,376)	24,264	(60,976)	(60,974)
Other Income (Expense):						
Commodity derivative gain (loss)	(78,650)	(8,407)	79,932	48,008	(78,650)	79,932
Interest expense	(26,698)	(23,668)	(51,030)	(22,454)	(21,253)	(42,959)
Other income	84	13	210	24	84	210
Total other income (expense)	(105,264)	(32,062)	29,112	25,578	(99,819)	37,183
Income (loss) before income taxes . . .	(173,134)	(56,710)	(47,264)	49,842	(160,795)	(23,791)
Income tax (expense) benefit	—	—	—	—	61,103	9,039
Net Income (Loss)	$ (173,134)	$ (56,710)	$ (47,264)	$ 49,842	$ (99,692)	$(14,752)
Net Income (Loss) per Unit/Common Share:						
Basic	$ (0.53)	$ (0.22)	$ (0.17)	$ 0.28	$ (0.76)	$ (0.22)
Diluted	$ (0.53)	$ (0.22)	$ (0.17)	$ 0.26	$ (0.76)	$ (0.22)
Weighted Average Units/Common Shares Outstanding:						
Basic	323,967	260,209	277,322	180,429	141,794	141,794
Diluted	323,967	260,209	277,322	189,938	141,794	141,794
Statements of Cash Flows Data:						
Cash provided by (used in):						
Operating activities	$ 41,178	$ 61,958	$ 166,683	$ 77,390		
Investing activities	(160,080)	(320,036)	(520,006)	(970,640)		
Financing activities	125,466	200,780	371,404	972,090		
Balance Sheets Data (at period end):						
Cash and cash equivalents	$ 103,670		$ 97,106	$ 79,025	$ 244,087	
Total assets	1,593,786		1,634,140	1,201,069	2,155,076	
Total liabilities	895,392		879,908	655,881	931,957	
Total member's equity	698,394		754,232	545,188	1,065,631	
Other Financial Data:						
Adjusted EBITDAX(1)	$ 89,807	$ 87,025	$ 176,120	$ 66,892	$ 112,265	$186,417

(1) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

Acquisition"). The August 2014 Acquisition included 94 producing wells and, at the time of acquisition, had net daily production of 2,600 BOE/d.

October 2014 Acquisition.   On October 15, 2014, we acquired interests in approximately 9,178 net acres of leaseholds and related producing properties located primarily in Weld County, Colorado, along with various other related rights, permits, contracts, equipment and other assets (the "October 2014 Acquisition"). The October 2014 Acquisition included 29 producing wells and, at the time of acquisition, had net daily production of 232 BOE/d.

March 2015 Acquisition.   On March 10, 2015, we acquired interests in approximately 39,000 net acres of leaseholds and related producing properties located primarily in Adams, Broomfield, Boulder and Weld Counties, Colorado, along with various related rights, permits, contracts, equipment and other assets (the "March 2015 Acquisition"). The March 2015 Acquisition included 444 producing wells and, at the time of acquisition, had net daily production of approximately 1,100 BOE/d.

Bayswater Acquisition.   On July 29, 2016, we entered into a definitive agreement with subsidiaries of Bayswater Exploration & Production to acquire the Bayswater Assets for total consideration of $420 million in cash, subject to customary purchase price adjustments. The Bayswater Assets consist of working interests in approximately 6,100 net acres, and had a net daily production of approximately 10,000 net BOE/d during the month ended July 31, 2016. As of July 29, 2016, the Bayswater Assets included 36 gross (20 net) drilled but uncompleted wells. We expect the majority of these drilled but uncompleted wells to be brought online in the first half of 2017. We expect to close the Bayswater Acquisition on October 3, 2016.

Incentive Unit Compensation

In 2015, we granted certain members of management incentive units pursuant to Holdings' 2014 Membership Unit Incentive Plan and its limited liability company agreement. These equity-based awards are subject to time-based vesting requirements, as well as accelerated vesting upon the occurrence of a change of control. It is expected that this offering will constitute a change in control for purposes of the incentive units. After members that have made capital contributions to us have received cumulative distributions in respect of their membership interests equal to specified rates of return, these incentive units may upon vesting entitle the holders to a disproportionate share of the distributions payable to holders of our membership interests. The incentive units are accounted for as liability awards under ASC 718, Compensation—Stock Compensation. At such time that the occurrence of the performance conditions associated with any of these incentive units, as further described under "Executive Compensation—Narrative Disclosure to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End—Long-Term Incentive Compensation—Incentive Units (Profits Interests)," are deemed probable, we will record non-cash compensation expense equal to a percentage of the then-determined fair value of those awards based on the implied service period that has been rendered at that date. As long as we continue to view the achievement of the performance conditions as probable of occurring, we will remeasure the amount of compensation expense to be recognized each period until the awards are settled. No incentive compensation expense was recorded during the year ended December 31, 2015 or the six months ended June 30, 2016, because it was not probable that the performance criterion would be met. Any liquidity event would meet the performance criterion.

As part of the transactions described under "Corporate Reorganization," Holdings will merge with and into us, and we will be the surviving entity to such merger, with the equity holders in Holdings, other than the holders of the Series B Preferred Units (which will be converted in connection with the closing of this offering into shares of Series A Preferred Stock), but including the holders of restricted units and incentive units, receiving an aggregate number of shares of our common stock based on an implied valuation for us based on the initial public offering price set forth on the cover page of this prospectus and the current relative levels of ownership in Holdings, pursuant to the terms of the limited liability company agreement of Holdings, with the allocation of such shares among our existing equity holders to be later determined, pursuant to the terms of the limited liability company agreement of Holdings, by reference to an implied valuation for us based on the 10-day volume weighted average price of our common stock following the closing of this offering. Please see "Corporate Reorganization—Existing Owners Ownership." As a result, as of the effective date of Holdings' merger with and into us, we will begin accounting for the incentive unit awards as equity-classified awards pursuant to ASC Topic 718. This will result in the recognition of $99.8 million of compensation cost equal to the excess of the modified awards' fair value (based on the midpoint of the price range set forth on the cover page of this prospectus) over the amount of cumulative compensation cost recognized prior to that date. The value of these incentive units will be calculated based on the 10-day volume weighted average price of our common stock following the closing of this offering. As such, changes in the price of our common stock in the first 10 days of trading may have a material impact on the calculation, which could materially change the recognized stock based compensation expense.

Series A Preferred Stock

In connection with the consummation of this offering, we will issue 185,280 shares of our Series A Preferred Stock to the holders of Holdings' Series B Preferred Units. The Series A Preferred Stock will be entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the holders of the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at par. See "Description of Capital Stock—Preferred Stock—Series A Preferred."

Public Company Expenses

General and administrative expenses related to being a publicly traded company include: Exchange Act reporting expenses; expenses associated with Sarbanes-Oxley compliance; expenses associated with listing on the NASDAQ; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. As a publicly traded company at the closing of this offering, we expect that general and administrative expenses will increase in future periods.

Income Taxes

Prior to our conversion from a limited liability company into a corporation in connection with this offering, we were not subject to federal or state income taxes. Accordingly, the financial data attributable to us prior to such conversion contain no provision for federal or state income taxes because the tax liability with respect to our taxable income was passed through to our members. At the closing of this offering, we will be taxed as a C corporation under the Internal Revenue Code and

Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our revolving credit facility. Depending upon market conditions and other factors, we may also issue equity and debt securities if needed.

Historically, our primary sources of liquidity have been borrowings under our revolving credit facility, our second lien notes, our 2021 Notes, equity provided by investors, including our management team, cash from the 2016 Equity Offering and cash flows from operations. In addition, we have agreed to issue $260.3 million in convertible preferred securities to fund a portion of the purchase price of the Bayswater Acquisition. See "—Convertible Preferred Securities." To date, our primary use of capital has been for the acquisition of oil and gas properties to increase our acreage position, as well as development and exploration of oil and gas properties. Our borrowings, net of unamortized debt discount and debt issuance costs, were approximately $649.9 million at June 30, 2016, and our borrowings, net of unamortized debt discount, were approximately $650.1 million and $524.0 million at December 31, 2015 and 2014, respectively.

We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 50% to 80% of our projected oil production over a one-to-two year period at a given point in time, although we may from time to time hedge more or less than this approximate range.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures and/or fund a portion of our capital expenditures using borrowings under our revolving credit facility, issuances of debt and equity securities or from other sources, such as asset sales. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by the covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,	
	2016	**2015**	**2015**	**2014**
	(unaudited)			
	(in thousands)			
Net cash provided by operating activities	$ 41,178	$ 61,958	$ 166,683	$ 77,390
Net cash used in investing activities	(160,080)	(320,036)	(520,006)	(970,640)
Net cash provided by financing activities	125,466	200,780	371,404	972,090

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

Net cash provided by operating activities. For the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, our net cash provided by operating activities decreased by $20.8 million, primarily due to a decrease in changes in current assets and liabilities of $33.5 million, partially offset by an increase in settlements on commodity derivatives of $15.4 million.

Debt Arrangements

We intend to use $291.6 million of the proceeds from this offering to repay borrowings under our revolving credit facility. Our revolving credit facility has a maximum credit amount of $500 million, subject to a borrowing base, and all of our current and future subsidiaries will be guarantors under such facility. Amounts repaid under our revolving credit facility may be re-borrowed from time to time, subject to the terms of the facility. For more information on the revolving credit facility, please see "—Revolving Credit Facility." The revolving credit facility is secured by liens on substantially all of our properties.

On May 29, 2014, we entered into a second lien credit agreement with Wilmington Trust, National Association, as administrative agent, and a syndicate of lenders for the second lien notes with an aggregate principal amount equal to $414.9 million, net of unamortized debt discount and debt issuance costs at June 30, 2016.

In July 2016, we closed a private offering of our unsecured 7.875% Senior Notes due 2021 that resulted in net proceeds of approximately $537.5 million. Our 2021 Notes bear interest at an annual rate of 7.875%. Interest on our 2021 Notes is payable on January 15 and July 15 of each year, and the first interest payment will be due on January 15, 2017. Our 2021 Notes will mature on July 15, 2021. A portion of the proceeds of the 2016 Notes Offering was used to repay all of the outstanding borrowings and related premium, fees and expenses under our second lien notes and terminate such notes, and the remaining proceeds were used to repay borrowings under our revolving credit facility and for general business purposes, including acquisitions. Our 2021 Notes are guaranteed by all of our current and future restricted subsidiaries (other than Extraction Finance Corp., the co-issuer of our 2021 Notes).

Revolving Credit Facility

The amount available to be borrowed under our revolving credit facility is subject to a borrowing base that is redetermined semiannually on each May 1 and November 1, and will depend on the volumes of our proved oil and gas reserves and estimated cash flows from these reserves and other information deemed relevant by the administrative agent under our revolving credit facility. As of June 30, 2016, the borrowing base was $285.0 million, and there was $235.0 million outstanding under our revolving credit facility. On September 14, 2016, we entered into an amendment to our revolving credit facility that, among other things, increased the borrowing base to $350 million. The amendment also provides that upon consummation of the Bayswater Acquisition, the borrowing base will be increased to $450 million. Our revolving credit facility will mature November 29, 2018.

Principal amounts borrowed will be payable on the maturity date, and interest will be payable quarterly for alternate base rate loans and at the end of the applicable interest period for Eurodollar loans. We have a choice of borrowing in Eurodollars or at the alternate base rate. Eurodollar loans bear interest at a rate per annum equal to an adjusted LIBOR rate (equal to the product of: (a) the LIBOR rate, multiplied by (b) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the reserve percentages (expressed as a decimal) on such date at which the administrative agent under our revolving credit facility is required to maintain reserves on 'Eurocurrency Liabilities' as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System) plus an applicable margin ranging from 200 to 300 basis points, depending on the percentage of our borrowing base utilized. Alternate base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the adjusted one-month LIBOR rate (as calculated above) plus 100 basis points, plus an applicable margin ranging from 100 to 200 basis points, depending on the percentage of our borrowing base utilized. As of June 30, 2016, borrowings under our revolving credit facility had a weighted average interest rate of 3.0%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

We may, at our option, redeem all or a portion of our 2021 Notes at any time on or after July 15, 2018. We are also entitled to redeem up to 35% of the aggregate principal amount of our 2021 Notes before July 15, 2018, with an amount of cash not greater than the net proceeds that we raise in certain equity offerings at a redemption price equal to 107.875% of the principal amount of our 2021 Notes being redeemed plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to July 15, 2018, we may redeem some or all of our 2021 Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium. If we experience certain kinds of changes of control, holders of our 2021 Notes may have the right to require us to repurchase their notes at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase.

Our 2021 Notes are our senior unsecured obligations and rank equally in right of payment with all of our other senior indebtedness and senior to any of our subordinated indebtedness. Our 2021 Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of our current and future restricted subsidiaries (other than Extraction Finance Corp., the co-issuer of our 2021 Notes) that guarantees our indebtedness under a credit facility. The notes are effectively subordinated to all of our secured indebtedness (including all borrowings and other obligations under our revolving credit facility) to the extent of the value of the collateral securing such indebtedness, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of any future subsidiaries that do not guarantee the notes.

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo $75.0 million in Series A Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown $185.3 million in Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at par. See "Description of Capital Stock—Preferred Stock—Series A Preferred."

Capital Requirements and Sources of Liquidity

For the year ended December 31, 2015 and the six months ended June 30, 2016, our aggregate drilling, completion and leasehold capital expenditures were approximately $398.4 million and $137.8 million, respectively, excluding acquisitions.

Historically, our primary sources of liquidity have been borrowings under our revolving credit facility, our second lien notes, our 2021 Notes, equity provided by investors, including our management team, cash from the 2016 Equity Offering and cash flows from operations. In addition, we have agreed to issue $260.3 million in convertible preferred securities to fund a portion of the purchase price of the Bayswater Acquisition. See "—Convertible Preferred Securities." Our primary use of capital was for the development and exploration of oil and natural gas properties and increasing our acreage position, including through acquisitions. Our future success in growing proved reserves and production will be highly dependent on the capital resources available to us. As we pursue reserve and production growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements.

Based upon current oil, natural gas and NGL price expectations, following the closing of this offering, we believe that our cash flow from operations and borrowings under our revolving credit facility will be sufficient to fund our operations for the next twelve months. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to more fully develop our properties. For example, we expect a portion of our future capital expenditures to be financed with cash flows from operations derived from wells drilled on drilling locations not associated with proved reserves in our June 30, 2016 reserve report. The failure to achieve anticipated production and cash flow from operations from such wells could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we require additional capital for that or other reasons, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt and equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current drilling programs, which could result in a loss of acreage through lease expirations. In addition, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves. Please see "Risk Factors—Risks Related to the Oil, Natural Gas and NGL Industry and Our Business—Our cash flow from operations and access to capital are subject to a number of variables."

Income Taxes

Prior to our conversion into a corporation in connection with this offering, we were organized as a Delaware limited liability company and were treated as a flow-through entity for U.S. federal and state income tax purposes. As a result, our net taxable income and any related tax credits were passed through to the members and were included in their tax returns even though such net taxable income or tax credits may not have actually been distributed.

Recently Issued Accounting Pronouncements

The accounting standard-setting organizations frequently issue new or revised accounting rules. We regularly review new pronouncements to determine their impact, if any, on our financial statements.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-15, which provides guidance for eight targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which simplifies the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. ASU 2016-09 is effective for public companies for annual reporting periods beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted in any interim period or annual period with any adjustment reflected as of the beginning of the fiscal year of adoption. We are currently evaluating this new standard to determine the potential impact to our financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-06, which clarifies the requirements to assess whether an embedded put or call option is clearly and closely related to the debt host, solely in accordance with the four-step decision sequence in FASB ASC Topic 815, Derivatives and Hedging, as amended by ASU 2016-06. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 and should be applied using a modified retrospective approach. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2016-06, however the standard is not expected to have a significant effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which requires lessee recognition on the balance sheet of a right-of-use asset and a lease liability, initially measured at the present value of the lease payments. It further requires recognition in the income statement of a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. Finally, it requires classification of all cash payments within operating activities in the statement of cash flows. It is effective for fiscal years commencing after December 15, 2018 and early adoption is permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In September 2015, the FASB issued ASU No. 2015-16. This ASU eliminates the requirement to retrospectively apply measurement-period adjustments made to provisional amounts recognized in a business combination. The accounting update also requires an entity to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings, by line item, that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. This natural gas properties in our areas of operation, but expect such expenditures to represent a smaller proportion of our total capital budget.

- ***Maintain financial flexibility and apply a disciplined approach to capital allocation.*** We intend to maintain a conservative financial profile that will afford us flexibility through commodity price cycles. At the consummation of this offering, after giving effect to this offering, the Financing Transactions and the use of the proceeds therefrom, the consummation of the Bayswater Acquisition and the recent amendment to our credit facility, we will have approximately $694.1 million of liquidity, with $244.1 million of cash and cash equivalents and $450.0 million of available borrowing capacity under our revolving credit facility. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Our Competitive Strengths

We believe that the following strengths will allow us to successfully execute our business strategies:

- ***Large, contiguous acreage blocks concentrated in the Wattenberg Field.*** We own extensive and contiguous acreage blocks in the Wattenberg Field, which we believe to be one of the most prolific and economic fields in the nation. Based on the results of our horizontal drilling program, and as evidenced by our 30-day, 90-day and 180-day production rates, we believe our wells are among the most productive in the Wattenberg Field. Our large, contiguous acreage blocks and focus on maintaining operational control allow us the flexibility to adjust our drilling and completion techniques, primarily through the length of our laterals, in order to optimize our well results and drilling economics. Additionally, our contiguous acreage allows us to leverage existing infrastructure for more cost efficient development and transportation as compared to non-contiguous acreage. We believe our approximately 100,000 net acres in the Wattenberg Field as of June 30, 2016 position us to continue growing our proved reserves and production in the current commodity price environment.

- ***Low-risk Wattenberg acreage position with multi-year inventory of liquids-rich drilling locations.*** We view our large identified horizontal drilling inventory targeting liquids-rich drilling opportunities to be relatively low-risk based on information gained from the large number of existing wells in the area, industry activity surrounding our acreage, and the consistent and predictable geology underlying our positions. We have used the subsurface and 3-D seismic data from our development programs, as well as vertical well penetration, to demonstrate the subsurface consistency of our inventory. We currently have 3-D seismic data on all locations in our drilling plan, which we believe reduces the risk associated with our development plan. As of June 30, 2016, our horizontal drilling inventory consisted of 3,510 gross (2,236 net) identified locations targeting the Niobrara and Codell formations, as adjusted to one-mile equivalents. Based on the results from our horizontal drilling program and those of offset operators such as Anadarko Petroleum and Noble Energy, we believe significant development opportunities exist in the J-Sand, Greenhorn and Sussex formations as well as via additional downspacing in the Niobrara formation. Based on a four day spud-to-spud and a two-rig drilling program, we have a drilling inventory of approximately 19 years, prior to considering locations other than those in the Niobrara and Codell formations.

- ***Significant operational control with low development costs.*** We operated 95% of our horizontal production for the six months ended June 30, 2016. We intend to maintain operational control of a substantial majority of our drilling inventory. We believe that maintaining operating control enables us to increase our reserves while lowering our development costs. Our control over operations also allows us to utilize cost-effective operating practices, including the selection of drilling locations, timing of development and associated capital expenditures and continuous improvement of drilling, completion and stimulation techniques. Our average feet drilled per day has increased to 6,096 as of June 30, 2016 from 1,456 as of March 31, 2014. We have been successful in achieving significant reductions in our drilling, completion and facilities costs. In addition, our drilling contract structure allows us to proactively adjust our rig count based on the commodity price environment. These factors contribute to our ability to grow production and reserves in lower commodity price environments.

- *High caliber management team with substantial technical expertise and demonstrated record navigating through commodity price volatility.* Our management and technical teams have extensive experience and a history of working together on the cost-efficient management of large scale drilling programs in the Wattenberg Field. Our management and technical teams are also experienced in the disciplined allocation of capital focused on growing reserves and production and identifying, executing and integrating acquisitions. Members of our management team have significant experience in the Wattenberg Field and were key participants in the shift from vertical to horizontal drilling that recently occurred during their tenures at industry leaders, including Anadarko Petroleum, Noble Energy, PDC Energy and others. Our management and technical teams have collectively participated in the drilling of over 500 horizontal wells in the Niobrara and Codell formations in the field. Through the significant decrease and volatility in commodity prices in late 2014, we have demonstrated our ability to responsibly grow our production and proved reserves while maintaining a conservative balance sheet.

- *Financial strength and flexibility.* We have a strong financial position and a prudent financial management strategy, which will allow us to actively allocate capital in order to grow our proved reserves and production, both organically and through strategic acquisitions. At the consummation of this offering, after giving effect to this offering, the Financing Transactions described below and the use of the proceeds therefrom, the consummation of the Bayswater Acquisition and the recent amendment to our credit facility, we will have approximately $694.1 million of liquidity, with $244.1 million of cash and cash equivalents and $450.0 million of available borrowing capacity under our revolving credit facility. We believe this borrowing capacity, along with our cash flow from operations and existing cash on the balance sheet, will provide us with sufficient liquidity to execute on our 2016 and 2017 capital program. We have an established hedging program to protect our future cash flows and provide some certainty for the budgeting of our capital plan.

Recent Developments

2016 Equity Offering

In April, June and July 2016, we closed a private offering of units to existing and new members that resulted in net proceeds of approximately $120 million. The proceeds of the 2016 Equity Offering were used for general business purposes, including to repay amounts borrowed under our revolving credit facility.

2016 Notes Offering

On July 18, 2016, we closed a private offering of $550 million principal amount of 7.875% senior unsecured notes due 2021, which resulted in net proceeds to us of approximately $537 million after deducting estimated expenses and the initial purchasers' discount. We used a portion of the net proceeds from the 2016 Notes Offering to repay all of the outstanding borrowings and related premium, fees and expenses under our second lien notes which were terminated concurrently with such repayment, and we applied the remaining proceeds to repay borrowings under our revolving credit facility and for general business purposes.

Bayswater Acquisition

Bayswater Assets

On July 29, 2016, we entered into a definitive agreement with Bayswater Exploration & Production, LLC and certain of its affiliates to acquire additional oil and gas properties primarily located in the Wattenberg Field for total consideration of $420 million in cash, subject to customary purchase price adjustments. Upon completion of the Bayswater Acquisition, we will be acquiring producing and non-producing assets primarily located in the central and northwest portions of the Wattenberg Field from an existing working interest partner, primarily around our existing Greeley and Windsor areas.

The Bayswater Assets consist of working interests in approximately 6,100 net acres and produced approximately 10,000 net BOE/d during the month ended July 31, 2016, of which approximately 73% was oil or natural gas liquids. As of July 29, 2016, the Bayswater Assets included 36 gross (20 net) drilled but uncompleted wells, representing 53 gross (32 net) wells on a 1-mile equivalent basis. We expect the majority of these drilled but uncompleted wells to be brought online in the first half of 2017 months. In addition, the Bayswater Assets will result in an additional 1,119 gross drilling locations (or 119 net locations on a 1-mile equivalent basis). A majority of these locations are located on acreage in which we already own a majority working interest and operate, resulting in an additional 90 unique gross drilling locations.

Based on a reserve report from Ryder Scott, there are approximately 25,992 MBoe of proved reserves associated with the Bayswater Assets as of June 30, 2016, of which 57% were undeveloped.

We expect to close the Bayswater Acquisition contemporaneously with the closing of this offering. However, the completion of the Bayswater Acquisition is subject to a number of conditions, and we may not be able to consummate it if such conditions are not met. We intend to fund the purchase price through the issuance of $260.3 million in convertible preferred securities and borrowings under our revolving credit facility.

Option to Acquire Additional Assets from Bayswater

If and when we consummate the Bayswater Acquisition, we are required to pay $10.0 million for an option to purchase additional assets from Bayswater for an additional $190.0 million, for a total purchase price for the Additional Bayswater Assets of $200.0 million. The option may be exercised at any time until March 31, 2017. If we do not exercise our option to acquire the Additional Bayswater Assets, Bayswater will have the right until April 30, 2017 to elect to sell those assets to us for an additional $120.0 million, for a total purchase price for the Additional Bayswater Assets of $130.0 million. The Additional Bayswater Assets include working interests in approximately 9,100 net acres primarily in the Wattenberg Field.

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo $75.0 million in Series A Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown $185.3 million in Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at par. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

Amendment to Revolving Credit Facility

On September 14, 2016, we entered into an amendment to our revolving credit facility that, among other things, increased the borrowing base to $350 million. The amendment also provides that upon consummation of the Bayswater Acquisition, the borrowing base will be increased to $450 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

Our Properties—Wattenberg Field

Our current operations are located in the Wattenberg Field where we target the oil and liquids-weighted Niobrara and Codell formations. As of June 30, 2016, our position in Wattenberg consisted of approximately 100,000 net acres. We either own or are shooting 3-D seismic surveys on our acreage prior to drilling, which helps to provide efficient and targeted horizontal drilling operations.

Our estimated proved reserves at December 31, 2015 were 158.6 MMBoe. As of June 30, 2016, we had a total of 941 gross producing wells, of which 294 were horizontal wells. The vertical wells we operate primarily serve to hold leases until we can drill more efficient horizontal wells on acreage we lease. Therefore, production from vertical wells does not represent a material amount of our current production and is anticipated to decline as a percentage of total production in the future as we drill more horizontal wells. Our estimated average net daily production during the month ended July 31, 2016 was approximately 37,328 BOE/d. Our working interest for all producing wells averages approximately 75% and our net revenue interest is approximately 59%.

We continue to expand our proved reserves in this area by drilling non-proved horizontal locations. As of December 31, 2015, we had an identified drilling inventory of approximately 489 gross (293 net) proved undeveloped horizontal drilling locations with varying lateral lengths on our acreage with average well costs of $3.7 million ($2.5 million normalized to 4,200 foot lateral length). During 2015 and 2014, we drilled 83 and 59 gross operated horizontal wells, respectively, and completed 82 and 50 gross operated horizontal wells, respectively.

In the Niobrara formation, in 2015, we drilled 26 1-mile (approximately 4,200 foot lateral) gross operated horizontal wells, 10 1.5-mile (approximately 6,800 foot lateral) gross operated horizontal wells, and 12 2-mile (approximately 9,400 foot lateral) gross operated horizontal wells. Further, in 2014, we drilled 21 1-mile (approximately 4,200 foot lateral) gross operated horizontal wells, seven 1.5-mile (approximately 6,800 foot lateral) gross operated horizontal wells, and 13 2-mile (approximately production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, historical well cost and operating expense data.

Summary of Oil, Natural Gas and NGL Reserves. The following table presents our estimated net proved oil, natural gas and NGL reserves as of June 30, 2016 and December 31, 2015.

	As of June 30, 2016	As of December 31, 2015
Proved Developed Producing Reserves:		
Oil (MBbls)	17,203	10,769
Natural gas (MMcf)	85,882	41,773
NGL (MBbls)	11,141	5,402
Combined (MBoe)(1)	42,657	23,133
Proved Developed Not Producing Reserves:		
Oil (MBbls)	188	3,480
Natural gas (MMcf)	1,529	11,238
NGL (MBbls)	199	1,656
Combined (MBoe)(1)	642	7,009
Proved Undeveloped Reserves:		
Oil (MBbls)	61,720	57,252
Natural gas (MMcf)	278,291	239,572
NGL (MBbls)	35,887	31,325
Combined (MBoe)(1)	143,989	128,505
Proved Reserves:		
Oil (MBbls)	79,111	71,500
Natural gas (MMcf)	365,702	292,584
NGL (MBbls)	47,227	38,383
Combined (MBoe)(1)	187,288	158,647

(1) One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGL based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read "Risk Factors" appearing elsewhere in this prospectus.

Additional information regarding our proved reserves can be found in the notes to our financial statements included elsewhere in this prospectus.

Proved Undeveloped Reserves (PUDs)

As of December 31, 2015, our proved undeveloped reserves were composed of 57,252 MBbls of oil, 239,572 MMcf of natural gas and 31,325 MBbls of NGL, for a total of 128,505 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

capacity. Further state laws and regulations govern rates and terms of access to intrastate pipeline systems, which may similarly affect market access and cost.

The FERC regulates interstate natural gas pipeline transportation rates and service conditions. The FERC is continually proposing and implementing new rules and regulations affecting interstate transportation. The stated purpose of many of these regulatory changes is to ensure terms and conditions of interstate transportation service are not unduly discriminatory or unduly preferential, to promote competition among the various sectors of the natural gas industry and to promote market transparency. We do not believe that our drilling program will be affected by any such FERC action in a manner materially differently than other similarly situated natural gas producers.

In addition to the regulation of natural gas pipeline transportation, FERC has additional, jurisdiction over the purchase or sale of gas or the purchase or sale of transportation services subject to FERC's jurisdiction pursuant to the EPAct 2005. Under the EPAct 2005, it is unlawful for "any entity," including producers such as us, that are otherwise not subject to FERC's jurisdiction under the NGA to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of gas or the purchase or sale of transportation services subject to regulation by FERC, in contravention of rules prescribed by FERC. FERC's rules implementing this provision make it unlawful, in connection with the purchase or sale of gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives FERC authority to impose civil penalties for violations of the NGA and the Natural Gas Policy Act of 1978 up to $1.0 million/d per violation. The anti-manipulation rule applies to activities of otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction, which includes the annual reporting requirements under FERC Order No. 704 (defined below).

In December 2007, FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing ("Order No. 704"). Under Order No. 704, any market participant, including a producer that engages in certain wholesale sales or purchases of gas that equal or exceed 2.2 MMBtus of physical natural gas in the previous calendar year, must annually report such sales and purchases to FERC on Form No. 552 on May 1 of each year. Form No. 552 contains aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to the formation of price indices. Not all types of natural gas sales are required to be reported on Form No. 552. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order No. 704. Order No. 704 is intended to increase the transparency of the wholesale gas markets and to assist FERC in monitoring those markets and in detecting market manipulation.

The FERC also regulates rates and terms and conditions of service on interstate transportation of liquids, including oil and NGL, under the Interstate Commerce Act, as it existed on October 1, 1977 ("ICA"). Prices received from the sale of liquids may be affected by the cost of transporting those products to market. The ICA requires that certain interstate liquids pipelines maintain a tariff on file with FERC. The tariff sets forth the established rates as well as the rules and regulations governing the service. The ICA requires, among other things, that rates and terms and conditions of service on interstate common carrier pipelines be "just and reasonable." Such pipelines must also provide jurisdictional service in a manner that is not unduly discriminatory or unduly preferential. Shippers have the power to challenge new and existing rates and terms and conditions of service before FERC.

The rates charged by many interstate liquids pipelines are currently adjusted pursuant to an annual indexing methodology established and regulated by FERC, under which pipelines increase or decrease

CORPORATE REORGANIZATION

At or prior to the closing of this offering:

• XOG will convert from a Delaware limited liability company into a Delaware corporation;

• We will redeem the Series A Preferred Units in full with a portion of the net proceeds of this offering; and

• Holdings will merge with and into us, and we will be the surviving entity to such merger, with the equity holders in Holdings, other than the holders of the Series B Preferred Units (which will be converted in connection with the closing of this offering into shares of Series A Preferred Stock), but including the holders of restricted units and incentive units, receiving an aggregate number of shares of our common stock based on an implied valuation for us based on the initial public offering price set forth on the cover page of this prospectus and the current relative levels of ownership in Holdings, pursuant to the terms of the limited liability company agreement of Holdings, with the allocation of such shares among our existing equity holders to be later determined, pursuant to the terms of the limited liability company agreement of Holdings, by reference to an implied valuation for us based on the 10-day volume weighted average price of our common stock following the closing of this offering.

As part of Holdings' merger with and into us, Holdings' other subsidiaries will become our direct or indirect subsidiaries.

The following diagram indicates our simplified ownership structure immediately before this offering and the transactions described above:



_____
(1) See "—Existing Owners Ownership" for a discussion of interests held by our Existing Owners.

The following diagram indicates our simplified ownership structure immediately after this offering and the transactions described above (assuming that the underwriters' option to purchase additional shares is not exercised):



_____

(1) Includes investment funds managed by Yorktown Partners LLC, investment funds affiliated with OZ Management LP, BlackRock, Inc., Neuberger Berman Group LLC and management, among others.

(2) Includes 13,210,692 shares of our common stock issuable upon conversion of all of the shares of our Series A Preferred Stock, assuming that all of the shares of Series A Preferred Stock were converted by the Series A Preferred Holders immediately after the consummation of this offering at a conversion ratio per share of Series A Preferred Stock of 71.3012.

Existing Owners Ownership

The table below sets forth the percentage ownership of our current holders of equity interests in Holdings ("Existing Owners") prior to this offering and after the consummation of this offering.

Existing Owners(1)	Percentage Ownership in Holdings Prior to this Offering(2)	Equity Interests Following this Offering			
		Common Stock	Voting Power (%)	Adjusted Common Stock(3)	Adjusted Voting Power (%)(3)
Yorktown Co Investment Partners, LP	20.4%	20,963,997	14.8%	21,320,503	13.8%
Yorktown Energy Partners X, L.P.	17.7%	18,068,420	12.7%	18,068,420	11.7%
Yorktown Energy Partners IX, L.P.	8.0%	7,874,100	5.6%	7,874,100	5.1%
Yorktown Energy Partners XI, L.P.	4.1%	4,490,452	3.2%	4,490,452	2.9%
Bronco Investments (EQ), LLC	10.7%	10,807,032	7.6%	17,937,156	11.6%
Neuberger Berman	8.0%	8,130,267	5.7%	8,130,267	5.2%
BlackRock Inc.	8.3%	8,478,601	6.0%	8,478,601	5.5%
Executive officers	2.5%	8,746,719	6.2%	8,746,719	5.6%
Other employees	0.7%	735,970	0.5%	735,970	0.5%
Other investors	19.5%	53,498,006	37.7%	59,222,068	38.2%
	100.0%	141,793,564	100%	155,004,256	100%

(1) The number of shares of common stock to be issued to our Existing Owners is based on an implied equity value of Holdings immediately prior to this offering, based on an initial public offering price of $16.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares received by our Existing Owners will be determined after the closing of this offering based on the 10-day volume weighted average price of our common stock following the closing of this offering. Any increase or decrease (as applicable) of the assumed initial public offering price (or in the 10-day volume weighted average price of our common stock following the closing of this offering) will result in an increase or decrease in the number of shares of common stock to be received by the holders of Incentive Units in Holdings and a corresponding increase or decrease in the number of shares of common stock to be received by our other existing investors, but will not affect the aggregate numbers of shares of common stock held by our Existing Owners. Assuming that the 10-day volume weighted average price of our common stock following the closing of this offering is equal to the public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus), Incentive Unit holders will receive 6,053,264 shares of our common stock. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares to be received by the Incentive Unit holders by 982,708 (1,109,509) shares.

(2) Does not include Incentive Units, Series A Preferred Units and the Series B Preferred Units.

(3) Adjusted to reflect the issuance of 13,210,692 shares of common stock that would be issuable if the holders exercised their option to convert all of their shares of Series A Preferred Stock immediately after the consummation of this offering.

Treatment of Incentive Units and RUAs in Connection with this Offering

In connection with the closing of the offering, it is anticipated that all of Holdings' outstanding equity interests, including the Incentive Units and the RUAs, but excluding the Series A Preferred Units (which will be redeemed in connection with this offering) and the Series B Preferred Units (which will be converted into shares of our Series A Preferred Stock) will be exchanged for shares of our common stock in connection with the merger of Holdings with and into us, calculated using an implied equity valuation for us based on the initial public offering price set forth on the cover page of this prospectus. The aggregate number of shares issued to the Existing Owners will not change based on the initial public offering price; however, the allocation of shares of our common stock amongst our Existing Owners, including with respect to the outstanding RUAs and Incentive Units held by our Named Executive Officers, will be determined based on the 10-day volume weighted average price of our common stock immediately following the closing of this offering. Assuming that the 10-day volume weighted average price of our common stock following the closing of this offering is equal to the public offering price of $16.50 (the midpoint of the price range set forth on the cover of this prospectus), Messrs. Erickson, Owens and Kelley would receive approximately 852,519, 540,428 and 499,130 shares of common stock, respectively, with respect to the RUAs they hold in Holdings and 2,179,175, 2,179,175 and 1,694,914 shares of our common stock, respectively, with respect to the Incentive Units they hold in Holdings. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares to be received by the Messrs. Erickson, Owens and Kelley by 353,775 (399,423), 353,775 (399,423) and 275,158 (310,663) shares, respectively.

Following the closing of this offering, it is expected that our executive officers will no longer receive, pursuant to the Incentive Plan or the Holdings LLC Agreement, additional long-term incentive compensation for services rendered to us or our subsidiaries; rather, it is expected that any such long-term incentive compensation will be awarded to our Named Executive Officers pursuant to the long-term incentive plan that we expect our board of directors to adopt in connection with the offering, as described in the succeeding paragraph below.

Long-Term Incentive Plan

In order to incentivize management members following the completion of this offering, we anticipate that our board of directors will adopt an omnibus long-term incentive plan ("LTIP") for employees, consultants, and directors. Once adopted, our Named Executive Officers will be eligible to participate in this plan, which we expect will become effective upon the consummation of this offering. We anticipate that the long-term incentive plan will provide for the grant of bonus stock, restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, annual incentive awards, substitute awards and other stock-based awards intended to align the interests of key service providers (including the Named Executive Officers) with those of our stockholders. It is expected that our Named Executive Officers will receive grants of options and restricted stock units in connection with the closing of this offering. However, the amounts of such awards and their vesting and other terms have not yet been determined.

Other Compensation Elements

We have historically offered participation in broad-based retirement and health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See "Additional Narrative Disclosure—Retirement Benefits" for more information. In addition, minimal perquisites have historically been provided to our Named Executive Officers, namely a car allowance. In connection with this offering, we expect that each of these benefits will continue to be provided to the Named Executive Officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering and the transactions related thereto, will be owned by:

- each person known to us beneficially own more than 5% of any class of our outstanding common stock;

- each member of our board of directors;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Extraction Oil & Gas, Inc., 370 17th Street, Suite 5300, Denver, Colorado 80202.

The table does not reflect any shares of common stock that directors and executive officers may purchase in this offering through the directed share program described under "Underwriting."

To the extent that the underwriters sell more than 33,333,333 shares of common stock, the underwriters have the option to purchase up to an additional 5,000,000 shares from us. However, the table below assumes no exercise of such option. Further, the table does not include the 13,210,692 shares of common stock that would be issuable if the holders exercised their option to convert all of their shares of Series A Preferred Stock immediately after the consummation of this offering.

Name of Beneficial Owner	Shares Beneficially Owned(1)	
	Number	Percentage
5% Stockholders:		
YT Extraction Co Investment Partners, LP(2)	20,963,997	14.8%
Yorktown Energy Partners X, L.P.(3)	18,068,420	12.7%
Yorktown Energy Partners IX, L.P.(4)	7,874,100	5.6%
Yorktown Energy Partners XI, L.P.(5)	4,490,452	3.2%
Bronco Investments (EQ), LLC(6)	10,807,032	7.6%
Entities affiliated with Neuberger Berman(7)	8,130,267	5.7%
BlackRock Inc.(8)	8,478,601	6.0%
Named Executive Officers and Directors:		
Mark A. Erickson(9)	3,601,624	2.5%
Matthew R. Owens	2,831,803	2.0%
Russell T. Kelley, Jr.	2,313,292	1.6%
John S. Gaensbauer	41,821	*
Peter A. Leidel	0	*
Bryan R. Lawrence	0	*
Marvin M. Chronister	0	*
Executive Officers, Directors and Director Nominees as a Group (7 total):	8,788,540	6.2%

---

* Less than one per cent.

(1) The number of shares of common stock to be issued to the beneficial holders is based on an implied equity value of Holdings immediately prior to this offering, based on an initial public offering price of $16.50 per share of common stock, the midpoint of the price range set forth on

the cover page of this prospectus. The actual number of shares received by the beneficial holders will be determined after the closing of this offering based on the 10-day volume weighted average price of our common stock following the closing of this offering. See "Corporate Reorganization—Existing Owners Ownership."

(2) YT Extraction Company LP is the sole general partner of YT Extraction Co Investment Partners, LP. YT Extraction Associates LLC is the sole general partner of YT Extraction Company LP. The managers of YT Extraction Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. As a result, YT Extraction Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by YT Extraction Co Investment Partners, LP. YT Extraction Company LP and YT Extraction Associates LLC disclaim beneficial ownership of the common stock held by YT Extraction Co Investment Partners, LP in excess of their pecuniary interest therein. The managers of YT Extraction Associates LLC disclaim beneficial ownership of the common stock held by YT Extraction Co Investment Partners, LP. Equity interests following this offering exclude 356,506 shares of common stock issuable to Yorktown Co Investment Partners, LP upon conversion of its 5,000 shares of our Series A Preferred Stock, assuming that all of the shares of Series A Preferred Stock are converted immediately after the consummation of this offering at a conversion ratio per share of Series A Preferred Stock of 71.3012.

(3) Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P.

(4) Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. As a result, Yorktown IX Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interest therein. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P.

(5) Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. The managers of Yorktown XI

Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P.

(6) Bronco Investments (EQ), LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership ("OZ Management"). OZ Management's sole general partner is Och-Ziff Holding Corporation ("OZHC"), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC ("OZM"), a Delaware limited liability company. Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the common stock held by Bronco Investments (EQ), LLC. The address for Bronco Investments (EQ), LLC is 9 West 57th Street, 39th Floor, New York, New York 10019. Excludes 7,130,124 shares of common stock issuable to Bronco Investments (EQ), LLC or one or more of its affiliates upon conversion of its 100,000 shares of our Series A Preferred Stock, assuming that all of the shares of Series A Preferred Stock are converted immediately after the consummation of this offering at a conversion ratio per share of Series A Preferred Stock of 71.3012.

(7) Consists of:

(a) 1,016,276 shares of common stock held by NB PEP Holdings Limited ("NB PEP"), the General Partner of which is NB Private Equity Credit Opportunities Associates LP, which, pursuant to an investment advisory agreement, has delegated investment advisory authority to NB Alternatives Advisers LLC ("NBAA"); NBAA has appointed an investment committee composed of the following individuals: Anthony D. Tutrone, Michael S. Kramer, Susan Kasser and David Lyon, to make investment decisions for NB PEP, which have shared voting and dispositive power over the shares held by NB PEP;

(b) 430,169 shares of common stock held by NB Crossroads XX- MC Holdings LP ("Crossroads XX"), the General Partner of which is NB Crossroads Fund XX GP LLC, which, pursuant to an investment advisory agreement, has delegated investment advisory authority to NBAA; NBAA has appointed an investment committee composed of the following individuals: John P. Buser, John H. Massey, Joana P. Rocha, Jonathan D. Shofet, Brien P. Smith, David S. Stonberg, Anthony D. Tutrone and Peter J. Von Lehe, to make investment decisions for Crossroads XX, which have shared voting and dispositive power over the shares held by Crossroads XX;

(c) 215,084 shares of common stock held by NB Sauger Fund Limited Partnership ("Sauger"), the General Partner of which is NB Sauger Fund GP LLC, which, pursuant to an investment advisory agreement, has delegated investment advisory authority to NBAA; NBAA has appointed an investment committee composed of the following individuals: John P. Buser, Jonathan D. Shofet, Brien P. Smith, Joana P. Rocha, Peter J. von Lehe, John H. Massey, Anthony D. Tutrone and David S. Stonberg, to make investment decisions for Sauger, which have shared voting and dispositive power over the shares held by Sauger;

(d) 5,807,354 shares of common stock held by NBSCIP II Extraction Holdings ("NBSCIP"), the General Partner of which is Strategic Co-Investment Associates II LP, which, pursuant to an investment advisory agreement, has delegated investment advisory authority to NBAA; NBAA has appointed an investment committee composed of the following individuals: John P. Buser, Michael S. Kramer, John H. Massey, David H. Morse, Brien P. Smith, David S. Stonberg, Brian G. Talbot, Anthony D. Tutrone and Peter J. von Lehe, to make investment decisions for NBSCIP, which have shared voting and dispositive power over the shares held by NBSCIP; and

(e) 661,384 shares of common stock held by NB SOF III Holdings LP ("NB SOF III"), the General Partner of which is NB Secondary Opportunities Associates III LP, which, pursuant to an investment advisory agreement, has delegated investment advisory authority to NBAA; NBAA has appointed an investment committee composed of the following individuals: John P. Buser, Ethan Falkove, Tristram Perkins, David S. Stonberg, Brian G. Talbot and Anthony D. Tutrone, to make investment decisions for NB SOF III, which have shared voting and dispositive power over the shares held by NB SOF III .

Each of Neuberger Berman, the ultimate owner of each general partner of the above-referenced funds, NBAA and each member of the corresponding investment committee expressly disclaims beneficial ownership of all shares held by the applicable fund. The address of such funds, such investment adviser subsidiaries and the ultimate parent holding company, Neuberger Berman, is 605 3rd Avenue, New York, NY 10158, USA."

(8) The registered holders of the referenced shares are: (a) 2,512,475 shares of common stock in the Company held by SBC Master Pension Trust, (b) 1,946,424 shares of common stock in the Company held by Red River Direct Investment Fund II, L.P., (c) 486,606 shares of common stock in the Company held by BR/ERB Co-Investment Fund II, L.P., (d) 481,788 shares of common stock in the Company held by BlackRock Private Opportunities Fund III, L.P., (e) 518,163 shares of common stock in the Company held by The Lincoln National Life Insurance Company, (f) 281,443 shares of common stock in the Company held by BlackRock Private Equity Onshore Holdings IV, L.P., (g) 86,329 shares of common stock in the Company held by Vesey Street Employee Fund IV, L.P., (h) 119,948 shares of common stock in the Company held by Vesey Street Fund V, L.P., (i) 73,816 shares of common stock in the Company held by Vesey Street Fund V-M, L.P., (j) 956,916 shares of common stock in the Company held by Orange PEP Fund, L.P., (k) 434,918 shares of common stock in the Company held by NHRS Private Opportunities Fund, L.P., (l) 95,691 shares of common stock in the Company held by OV Private Opportunities, L.P., (m) 43,491 shares of common stock in the Company held by The Equity-Broadway League Private Equity Fund I, L.P., (n) 15,524 shares of common stock in the Company held by Arthur Street Fund IV, L.P., (o) 10,226 shares of common stock in the Company held by Vesey Street Fund IV, L.P., (p) 28,997 shares of common stock in the Company held by Special Credit Opportunities—Series A, a series of Special Credit Opportunities, L.P., (q) 11,740 shares of common stock in the Company held by Special Credit Opportunities—Series B, a series of Special Credit Opportunities, L.P., and (r) 374,106 shares of common stock in the Company held by Special Credit Opportunities—Series C, a series of Special Credit Opportunities, L.P. Each of the foregoing registered holders is a fund or account managed by investment adviser subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of such investment adviser entities, Jay Park, as a managing director of such entities, has voting and investment power over the shares held by the foregoing funds and accounts which are the registered holders of the referenced shares and units. Jay Park expressly disclaims beneficial ownership of all shares and units held by such funds and accounts. The address of such funds and accounts, such investment adviser subsidiaries and Jay Park is 1 University Square Drive, Princeton, NJ 08540.

(9) Includes 115 shares of common stock held by MAE Holdings 2011 LLC. Mr. Erickson has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. MAE Holdings 2011 LLC is an entity owned by Mr. Erickson.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our future subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

Historical Transactions with Affiliates

Equity Redemption

On September 13, 2016, Holdings redeemed 1,195,472 units from two of our executive officers, with an aggregate value of approximately $7.8 million. On that same date, the executive officers used $5.6 million of the redemption value to settle in full and terminate their obligations under the promissory notes described below, including interest thereon.

Promissory Notes

In May 2014, Holdings received full recourse promissory notes from two of our executive officers under which Holdings advanced $5.4 million to the executive officers to meet their capital contributions. The promissory notes are due on May 29, 2021, or earlier in the event of termination or certain change in control events as stipulated in the individual promissory notes and any distributions of capital contributions are considered mandatory prepayments. The promissory notes have a stated interest rate of LIBOR plus 1% per annum. The promissory notes are recorded as a reduction of members' equity. On September 13, 2016, the promissory notes were repaid in full and all obligations thereunder were terminated.

Second Lien Notes

Several lenders of our second lien notes also hold equity in us. Of the $430.0 million outstanding on the second lien notes as of June 30, 2016, such equityholding lenders held approximately $311.7 million. A portion of the proceeds of the 2016 Notes Offering were used to repay all of the outstanding borrowings and related premium, fees and expenses under our second lien notes and terminate such notes.

2021 Notes

Several of our equity holders are also owners of the 2021 Notes. Of the $550 million outstanding on the 2021 Notes, equity holders hold approximately $168.5 million.

Repurchase of Units

In May 2016, we repurchased 143,183 units from Keith Doss, our former Chief Accounting Officer, for $3.25 per unit for an aggregate purchase price of approximately $0.5 million. Mr. Doss retired from his role as our Chief Accounting Officer in May 2016.

Series B Preferred Units

We have agreed to issue to an aggregate of $185.3 million of the Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. Investment funds affiliated with OZ Management LP and Yorktown, which each hold greater than 5% of our equity interests, have agreed to purchase $100.0 million and $5.0 million, respectively, of the Series B Preferred Units. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash).

Agreements entered into in connection with this offering

Existing Owners Registration Rights Agreement

In connection with the closing of this offering, we expect to enter into a registration rights agreement (the "Existing Owners Registration Rights Agreement") with Yorktown's funds and certain of our existing equity holders. The Existing Owners Registration Rights Agreement will provide for customary rights for these stockholders to demand that we file a resale shelf registration statement and certain piggyback rights in connection with the registration of securities. In addition, the agreement will grant these stockholders customary rights to participate in certain underwritten offerings of our common stock that we may conduct.

Demand Rights

Subject to certain limitations, the equity holders party to the Existing Owners Registration Rights Agreement will have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of their shares of our common stock. We are required to provide notice of the request to certain other holders of our common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration (i) on or before the date that is twelve months after the closing of this offering, (ii) on or before 180 days after any other registered underwritten offering of our equity securities, or (iii) if we are not otherwise eligible at such time to file a registration statement on Form S-3 (or any applicable successor form).

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of equity securities or conduct an underwritten offering, whether or not for our own account, then we must notify the equity holders party to the Existing Owners Registration Rights Agreement of such proposal to allow them to include a specified number of their shares of our common stock in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Existing Owners Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

Series A Preferred Registration Rights Agreement

In connection with the closing of this offering, we will enter into a Registration Rights Agreement with the Series A Preferred Holders pursuant to which we will agree to file a resale shelf registration statement within 45 days of the closing of this offering registering the sale of the shares of common stock issuable upon conversion of the Series A Preferred Stock. Additionally, subject to certain exceptions and limitations, the Series A Preferred Holders will have certain piggyback rights under such agreement, which will allow the holders the option to include a specified number of the common units they receive following the conversion of their Series A Preferred Stock in any underwritten offering of our equity securities.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering the authorized capital stock of Extraction Oil & Gas, Inc. will consist of 900,000,000 shares of common stock, $0.01 par value per share, of which 141,793,564 shares will be issued and outstanding assuming the underwriters do not exercise their option to purchase additional shares of our common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which 185,280 shares of Series A will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Extraction Oil & Gas, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Series A Preferred Stock

In connection with the consummation of this offering, we will issue 185,280 shares of our Series A Preferred Stock to the holders of Holdings' Series B Preferred Units. The Series A Preferred Stock will be entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. During the term beginning on the Lock-Up Period End Date until 18 months after the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at a 20% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. During the term beginning 18 months after the closing of this offering until 36 months after the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at a 15% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. In the event that any shares of Series A Preferred Stock are converted within the first year after the closing of this offering, the common stock issued upon such conversion will be subject to a 60-day lock-up period, which will end upon the earlier of the expiration of the 60-day period and the one-year anniversary of the closing of this offering.

Upon a change of control, subject to the Series A Holders' conversion right, the Series A Preferred Stock may be redeemed for cash in amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock; provided however, that if the change of control event occurs after 36 months after the closing of this offering, the Series A Preferred Stock may be redeemed for cash in an amount equal to the liquidation preference. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at par.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 141,793,564 shares of common stock. Of these shares, all of the 33,333,333 shares of common stock to be sold in this offering (or 38,333,333 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, in connection with the consummation of this offering, we will issue 185,280 shares of our Series A Preferred Stock to the holders of Holdings' Series B Preferred Units. Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. During the term beginning on the Lock-Up Period End Date until 18 months after the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at a 20% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. During the term beginning 18 months after the closing of this offering until 36 months after the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at a 15% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. In the event that any shares of Series A Preferred Stock are converted within the first year after the closing of this offering, the common stock issued upon such conversion will be subject to a 60-day lock-up period, which will end upon the earlier of the expiration of the 60-day period and the one-year anniversary of the closing of this offering. Upon consummation of this offering, the Series A Preferred Holders will hold 185,280 shares of Series A Stock, all of which will be convertible into 13,210,692 shares of our common stock. See "Description of Capital Stock—Preferred Stock—Series A Preferred." The shares of common stock we issue upon such conversions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Series A Preferred Holders that will require us to register under the Securities Act these shares of common stock. See "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Series A Preferred Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 87,601,409 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We and all of our directors and executive officers and certain of our stockholders have agreed not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register 20,200,000 shares of common stock issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   , 2016, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives and the underwriters have severally agreed to purchase, the following respective numbers of shares of common stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC	
Barclays Capital Inc.	
Goldman, Sachs & Co.	
Total	33,333,333

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 5,000,000 additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. The factors that were considered in these negotiations were:

- the history of, and prospects for, us and the industry in which we compete;

- our past and present financial performance;

- an assessment of our management;

- the present state of our development;

- the prospects for our future earnings;

- the prevailing conditions of the applicable United States securities market at the time of this offering; and

- market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

The underwriters propose to offer the shares of common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial offering of the shares of common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share		Total	
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions Paid by Us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $4.4 million (excluding underwriting discounts and commissions).

Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co. have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Each of our officers, directors and director nominees, and certain of our existing stockholders, have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Goldman, Sachs & Co. may consider, among other factors, the holder's reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180- day lock-up agreements described above.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

INDEX TO FINANCIAL STATEMENTS

MARCH 2015 ACQUISITION

BAYSWATER ACQUISITION

EXTRACTION OIL & GAS, INC.

PRO FORMA FINANCIAL STATEMENTS

(Unaudited)

Introduction

Extraction Oil & Gas, Inc. (the "Company"), will be formed upon the conversion of Extraction Oil & Gas, LLC, a Delaware limited liability company ("XOG"), into a Delaware corporation in connection with this offering. XOG was formed to engage in the acquisition, development and production of oil, natural gas and natural gas liquid reserves in the Rocky Mountains, primarily in the Denver-Julesburg Basin of Colorado. Prior to this offering, Extraction Oil & Gas Holdings, LLC ("Holdings") owned 100% of the membership interests in XOG. Prior to the closing of this offering, Holdings will merge with and into XOG with XOG as the surviving entity.

The unaudited pro forma balance sheet of the Company is based on the unaudited historical balance sheet of Holdings, XOG's accounting predecessor, as of June 30, 2016, and includes pro forma adjustments to give effect to the following transactions as if they occurred on June 30, 2016:

- The 2016 private offering by Holdings of its units to its members as described under "Business—Recent Developments—2016 Equity Offering" (the "2016 Equity Offering");

- The 2016 Notes Offering as described in "Business—Recent Developments—2016 Notes Offering" (the "2016 Notes Offering");

- The Bayswater Acquisition as defined and described in "Business—Recent Developments—Bayswater Acquisition" (the "Bayswater Acquisition"), including the issuance of Series A Preferred Units and Series B Preferred Units to pay a portion of the purchase price for such acquisition;

- The issuance of Series A and Series B Preferred Units as described in "Business—Recent Developments—Convertible Preferred Securities";

- The corporate reorganization as described in "Prospectus Summary—Corporate Reorganization" (the "Corporate Reorganization") and reflects unit based compensation expense of the following: (i) $7.7 million for the anticipated granting and accelerated vesting of the remaining available to be issued RSUs; (ii) $3.2 million for the accelerated vesting of RSUs outstanding and unvested as of June 30, 2016; and (iii) $99.8 million for the vesting of incentive units that would occur as a result of this offering; and

- The initial public offering of approximately 33.3 million shares of the Company's common stock and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). The net proceeds from the Offering are expected to be approximately $517.0 million, net of underwriting discounts and commissions of approximately $30.3 million and other offering costs of approximately $2.7 million. These net proceeds exclude the impact of $1.7 million of deferred issuance costs accrued for as of June 30, 2016, which are presented in non-current assets on the pro forma balance sheet.

The unaudited pro forma statement of operations of the Company is based on the audited historical statement of operations of Holdings for the year ended December 31, 2015, having been adjusted to give effect to the following transactions as if they occurred on January 1, 2015:

- The (i) March 2015 Acquisition as defined and described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations—Oil and Gas Property Acquisitions", and (ii) Bayswater Acquisition;

- The issuance of Series A and Series B Preferred Units as described in "Business—Recent Developments—Convertible Preferred Securities;"

- The 2016 Notes Offering;

- The Corporate Reorganization; and

- The Offering.

The unaudited pro forma statement of operations of the Company is based on the unaudited historical statement of operations of Holdings for the six months ended June 30, 2016, having been adjusted to give effect to the following transactions as if they occurred on January 1, 2015:

- The Bayswater Acquisition;

- The issuance of Series A and Series B Preferred Units as described in "Business—Recent Developments—Convertible Preferred Securities;"

- The 2016 Notes Offering;▲

- The Corporate Reorganization; and

- The Offering.

PRO FORMA BALANCE SHEET

JUNE 30, 2016

(In Thousands)

(Unaudited)

	Company Historical	2016 Equity Offering	2016 Notes Offering	Bayswater Acquisition	Corporate Reorganization		Pro Forma Prior to Offering Adjustments	Offering Adjustments		Company Pro Forma
		(a)	(b)	(c)						
ASSETS										
Current Assets:										
Cash and cash equivalents	$ 103,670	$5,000	$ —	$ —	$ —		$ 108,670	$ 135,417	(g)	$ 244,087
Accounts receivable:										
Trade	23,565	—	—	—	—		23,565	—		23,565
Oil, natural gas and NGL sales	21,570	—	—	—	—		21,570	—		21,570
Inventory and prepaid expenses	6,822	—	—	—	—		6,822	—		6,822
Commodity derivative asset	735	—	—	—	—		735	—		735
Total Current Assets	156,362	5,000	—	—	—		161,362	135,417		296,779
Oil and Gas Properties (successful efforts method), at cost:										
Proved oil and gas properties	1,269,162	—	—	261,603	—		1,530,765	—		1,530,765
Unproved oil and gas properties	348,284	—	—	107,800	—		456,084	—		456,084
Wells in progress	82,958	—	—	—	—		82,958	—		82,958
Less: accumulated depletion, depreciation and amortization	(296,285)	—	—	—	—		(296,285)	—		(296,285)
Net oil and gas properties	1,404,119	—	—	369,403	—		1,773,522	—		1,773,522
Other property and equipment, net of accumulated depreciation	28,947	—	—	—	—		28,947	—		28,947
Net Property and Equipment	1,433,066	—	—	369,403	—		1,802,469	—		1,802,469
Non-Current Assets:										
Deferred debt and equity issuance costs	2,830	—	(1,167)	—	—		1,663	(1,663)	(g)	—
Commodity derivative asset	—	—	—	—	—		—	—		—
Goodwill	—	—	—	54,300	—		54,300	—		54,300
Other non-current assets	1,528	—	—	—	—		1,528	—		1,528
Total Non-Current Assets	4,358	—	(1,167)	54,300	—		57,491	(1,663)		55,828
Total Assets	$1,593,786	$5,000	$ (1,167)	$423,703	$ —		$2,021,322	$ 133,754		$2,155,076
LIABILITIES AND MEMBERS' EQUITY										
Current Liabilities:										
Accounts payable and accrued liabilities	$ 76,822	$ —	$ —	$ —	$ —		$ 76,822	$ —		$ 76,822
Revenue payable	35,329	—	—	—	—		35,329	—		35,329
Production taxes payable	26,973	—	—	—	—		26,973	—		26,973
Commodity derivative liability	24,056	—	—	—	—		24,056	—		24,056
Accrued interest payable	146	—	—	—	—		146	—		146
Asset retirement obligations	3,754	—	—	—	—		3,754	—		3,754
Total Current Liabilities	167,080	—	—	—	—		167,080	—		167,080
Non-Current Liabilities:										
Credit facility	235,000	—	(104,400)	161,032	—		291,632	(291,632)	(g)	—
Second Lien Notes, net of unamortized debt discount and debt issuance costs	414,895	—	(414,895)	—	—		—	—		—
Senior Notes, net of unamortized debt issuance costs	—	—	537,533	—	—		537,533	—		537,533
Series A Preferred Units	—	—	—	73,688	—		73,688	(73,688)	(g)	—
Deferred tax liability	—	—	—	—	145,224	(d)	145,224	—		145,224
Production taxes payable	13,832	—	—	—	—		13,832	—		13,832
Commodity derivative liability	16,087	—	—	—	—		16,087	—		16,087
Other non-current liabilities	3,472	—	—	—	—		3,472	—		3,472
Asset retirement obligations	45,026	—	—	3,703	—		48,729	—		48,729
Total Non-Current Liabilities	728,312	—	18,238	238,423	145,224		1,130,197	(365,320)		764,877
Commitments and Contingencies			—							
Total Liabilities	895,392	—	18,238	238,423	145,224		1,297,277	(365,320)		931,957
Series A Preferred Stock	—	—	—	—	—		—	157,488	(h)	157,488
Members' Equity:										
Preferred tranche C units; unlimited units authorized; 114,168,176 units issued and outstanding	365,418	5,000	—	—	(370,418)	(e)	—	—		—
Tranche A units; unlimited units authorized; 232,516,117 units issued and outstanding	503,344	—	—	—	(503,344)	(e)	—	—		—
Series B Preferred Units	—	—	—	185,280	—		185,280	(185,280)	(g)(h)	—
Common stock	—	—	—	—	1,085	(e)	1,085	333	(g)	1,418
Additional paid-in capital	—	—	—	—	983,396	(e)(f)	983,396	542,845	(g)(h)	1,526,241
Retained earnings (deficit)	(170,368)	—	(19,405)	—	(255,943)	(d)(f)	(445,716)	(16,312)	(g)	(462,028)
Total Members' Equity	698,394	5,000	(19,405)	185,280	(145,224)		724,045	341,586		1,065,631
Total Liabilities and Members' Equity	$1,593,786	$5,000	$ (1,167)	$423,703	$ —		$2,021,322	$ 133,754		$2,155,076

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(In thousands, except per unit / common share data)
(Unaudited)▲

	Company Historical	March 2015 Acquisition	Bayswater Acquisition	Corporate Reorganization	Pro Forma Adjustments		Pro Forma Prior to Offering Adjustments	Offering Adjustments		Company Pro Forma
		(a)	(b)							
Revenues:										
Oil sales	$157,024	$1,457	$10,933	$ —	$ —		$169,414	$ —		$169,414
Natural gas sales	26,019	519	3,580				30,118			30,118
NGL sales	14,707	20	—				14,727			14,727
Total Revenues	197,750	1,996	14,513	—	—		214,259	—		214,259
Operating Expenses:										
Lease operating expenses	30,628	1,621	4,014		—		36,263			36,263
Production taxes	17,035	112	865				18,012			18,012
Exploration expenses	18,636	—	—				18,636			18,636
Depletion, depreciation, amortization and accretion	146,547				895	(d)	147,442			147,442
Impairment of long lived assets	15,778						15,778			15,778
Other operating expenses	2,353						2,353			2,353
Acquisition transaction expenses	6,000				(6,000)	(e)	—			—
General and administrative expenses	37,149				(400)	(f)	36,749			36,749
Total Operating Expenses	274,126	1,733	4,879	—	(5,505)		275,233	—		275,233
Operating Income (Loss)	(76,376)	263	9,634	—	5,505		(60,974)	—		(60,974)
Other Income (Expense)										
Commodity derivative gain	79,932	—	—		—		79,932	—		79,932
Interest expense	(51,030)				1,736	(g)(h)	(49,294)	6,335	(j)	(42,959)
Other income	210						210			210
Total Other Income (Expense)	29,112	—	—	—	1,736		30,848	6,335		37,183
Income (Loss) Before Income Taxes	(47,264)	263	9,634	—	7,241		(30,126)	6,335		(23,791)
Income Tax (Expense) Benefit	—	—	—	14,198	(c)	(2,752)	(i)	11,446	(2,407)	(j)	9,039
Net Income (Loss)	$(47,264)	$ 263	$ 9,634	$ 14,198	$ 4,489		$(18,680)	$ 3,928		$(14,752)
Weighted Average Units Outstanding										
Basic and Diluted	277,322			(277,322)	(k)					
Loss per Unit										
Basic and Diluted	$ (0.17)									
Pro Forma Weighted Average Common Shares Outstanding (l)										
Basic and Diluted				108,461	(k)			108,461	(k)	33,333	(k)	141,794
Pro Forma Net Loss per Common Share (l)(m)										
Basic and Diluted										$ (0.22)

PRO FORMA STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016
(In thousands, except per unit / common share data)
(Unaudited)

	Company Historical	Bayswater Acquisition (a)	Corporate Reorganization	Pro Forma Adjustments		Pro Forma Prior to Offering Adjustments	Offering Adjustments		Company Pro Forma
Revenues:									
Oil sales	$ 84,135	$23,027	$ —	$ —		$ 107,162	$ —		$107,162
Natural gas sales	14,937	5,272				20,209			20,209
NGL sales	11,424					11,424			11,424
Total Revenues	110,496	28,299	—	—		138,795	—		138,795
Operating Expenses:									
Lease operating expenses	25,339	3,907	—	—		29,246	—		29,246
Production taxes	10,748	1,934				12,682			12,682
Exploration expenses	8,752					8,752			8,752
Depletion, depreciation, amortization and accretion	94,638			15,564	(c)	110,202			110,202
Impairment of long lived assets	22,884					22,884			22,884
Other operating expenses	891					891			891
Acquisition transaction expenses									
General and administrative expenses	15,114					15,114			15,114
Total Operating Expenses	178,366	5,841	—	15,564		199,771			199,771
Operating Income (Loss)	(67,870)	22,458	—	(15,564)		(60,976)	—		(60,976)
Other Income (Expense):									
Commodity derivative loss	(78,650)	—	—	—		(78,650)	—		(78,650)
Interest expense	(26,698)			602	(d)(e)	(26,096)	4,843	(g)	(21,253)
Other income	84					84			84
Other Income (Expense)	(105,264)	—	—	602		(104,662)	4,843		(99,819)
Income (Loss) Before Income Taxes	(173,134)	22,458		(14,962)		(165,638)	4,843		(160,795)
Income Tax (Expense) Benefit			57,257	(b)	5,686	(f)	62,943	(1,840)	(g)	61,103
Net Income (Loss)	$(173,134)	$22,458	$57,257	$ (9,276)		$(102,695)	$ 3,003		$(99,692)
Weighted Average Units Outstanding									
Basic and Diluted	323,967			(323,967)	(h)				
Loss per Unit									
Basic and Diluted	$ (0.53)								
Pro Forma Weighted Average Common Shares Outstanding (i)									
Basic and Diluted				108,461	(h)	108,461	(h)	33,333	(h)	141,794
Pro Forma Net Loss per Common Share (i)(j)									
Basic and Diluted									$ (0.76)

EXTRACTION OIL & GAS, INC.
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma financial information is derived from the financial statements of Holdings, our predecessor, included elsewhere in this prospectus. The unaudited pro forma financial statements were prepared in accordance with GAAP and pursuant to Regulation S-X Article 11.

The pro forma data presented reflects events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses. The adjustments are based on currently available information and certain estimates and assumptions. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with "Prospectus Summary—Corporate Reorganization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the audited and unaudited historical financial statements and related notes of the Company, included elsewhere in this prospectus.

Upon the closing of the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, incremental independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $3.0 million per year, which are not reflected in the historical financial statements or in the unaudited pro forma financial statements. Additionally, the unaudited pro forma statements of operations exclude the vesting of incentive units that would occur as a result of this offering of $99.8 million, the anticipated granting and accelerated vesting of the 1.5 million remaining available to be issued Restricted Stock Units ("RSUs") of $7.7 million, the accelerated vesting of 4.6 million RSUs that were granted but unvested as of June 30, 2016 of $3.2 million, the mandatory redemption charge and write off of issuance costs related to the Series A Preferred Units of $16.3 million, and prepayment penalty of $4.3 million and unamortized debt issuance and debt discount costs of $15.1 million associated with the retirement of the outstanding Second Lien Notes, as these charges are considered non-recurring.

NOTE 2. BUSINESS COMBINATIONS

The business combination is reflected in the unaudited pro forma financial statements as being accounted for under the acquisition method in accordance with ASC 805, *Business Combinations*, which we refer to as "ASC 805." In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various estimates. These estimates are based on key assumptions related to the business combinations, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the companies, data that was available through the public domain and due diligence reviews of the acquiree businesses.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma financial information, the Company has

NOTE 2. BUSINESS COMBINATIONS (Continued)

Bayswater Acquisition

The acquisition is anticipated to close contemporaneously with the closing of this offering at an aggregate purchase price of $420 million in cash subject to customary purchase price adjustments. The following table shows the preliminary purchase price allocation for this acquisition (in thousands):

Preliminary Purchase Price	
Consideration Given	
Cash	$420,000
Total consideration given(1)	$420,000
Preliminary Allocation of Purchase Price	
Proved oil and gas properties	$261,603
Unproved oil and gas properties	107,800
Total fair value of oil and gas properties acquired(2)	369,403
Goodwill(3)	$ 54,300
Working capital(4)	
Asset retirement obligations	(3,703)
Preliminary fair value of net assets acquired	$420,000
Working capital adjustments were as follows:	
Accounts receivable	$ —
Revenue payable	—
Production taxes payable	—
Accrued liabilities.	—
Total working capital(4)	$ —

(1) Sources of cash are comprised of (i) $185.3 million from the issuance of the Series B Preferred Units, (ii) $161.0 million of borrowings under the credit facility, and (iii) $73.7 million raised from the issuance of Series A Preferred Units.

(2) Weighted average commodity prices utilized in the determination of the pro forma fair value of oil and gas properties was $52.90 per barrel of oil, $3.28 per Mcf of natural gas and $12.27 per barrel of oil equivalent of NGLs. The prices used were based upon commodity prices on September 8, 2016 using the NYMEX strip. When calculating the final purchase price allocation, the Company will use NYMEX strip as of the closing date, which could materially change the above preliminary purchase price allocation.

(3) Goodwill was determined as the excess consideration exchanged over the fair value of Bayswater's assets acquired and liabilities assumed. Goodwill is primarily attributable to a decrease in commodity prices from the time the acquisition was negotiated and commodity prices on September 8, 2016, along with the operational and financial synergies expected to be realized from the acquisition.

(4) Upon the closing of the transaction, the Company anticipates acquiring various working capital items such as accounts receivable, revenue payable, production taxes payable and accrued liabilities. These working capital adjustments will result in an adjustment to the

NOTE 2. BUSINESS COMBINATIONS (Continued)

purchase price at closing. At this time, the working capital adjustments could not be estimated.

The preliminary purchase price allocations have been used to prepare pro forma adjustments for the Bayswater Acquisition. The final purchase price allocations, contingent upon closing of the transaction, will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in these pro forma adjustments. The final allocation may result in (i) changes in fair value of proved and unproved oil and gas properties, (ii) changes in goodwill and (iii) changes to other assets and liabilities.

Upon the closing of the Bayswater Acquisition, the Company will be required to make a $10.0 million non-refundable payment for an option to purchase additional assets ("Additional Assets") from the seller for an additional $190.0 million, for a total purchase price for the Additional Assets of $200.0 million. The option may be exercised at any time until March 31, 2017. If the Company does not exercise the option to acquire the Additional Assets, the seller will have the right until April 30, 2017 to elect to sell those assets to the Company for an additional $120.0 million, for a total purchase price for the Additional Assets of $130.0 million. The $10.0 million payment is not included in the unaudited pro forma financial information.

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma balance sheet:

(a) Reflects issuance of the 2016 Equity Offering and use of the $5.0 million of net proceeds used to fund operations;

(b) Reflects $550.0 million in new debt associated with the 2016 Notes Offering (net of $12.5 million in debt issuance costs) less retirement of the outstanding Second Lien Notes and a $104.4 million repayment of borrowings under the revolving credit facility. Approximately $1.2 million of debt issuance costs capitalized as of June 30, 2016 were reclassified against the carrying value of the Senior Notes. Retirement of the outstanding Second Lien Notes included $430.0 million in principal as well as a $4.3 million prepayment penalty. Unamortized debt issuance and debt discount costs in the amount of $15.1 million associated with retirement of the Second Lien Notes were written off and recognized in retained earnings (deficit);

(c) Reflects (i) the estimated consideration to be paid in the Bayswater Acquisition, (ii) recording the estimated fair value of acquired assets and liabilities in accordance with the acquisition method of accounting as outlined in Note 2 *Business Combinations* and (iii) financing of the acquisition which reflects: issuance of $73.7 million of Series A Preferred Units, as defined in "Business—Recent Developments—Convertible Preferred Securities" net of $1.3 million in debt issuance costs, issuance of $185.3 million of Series B Preferred Units, as defined in "Business—Recent Developments—Convertible Preferred Securities" and $161.0 million of borrowings under the revolving credit facility;

(d) Reflects the deferred tax liabilities arising from temporary difference between the historical cost basis and tax basis of the Company's assets and liabilities as a result of its change in tax status to a subchapter C corporation;

(e) Reflects the issuance of 108.5 million shares of common stock in exchange for all the membership interest in Preferred Tranche C and Tranche A Units of the Company;

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (Continued)

(f) Reflects unit based compensation expense of the following: (i) $7.7 million for the anticipated granting and accelerated vesting of the remaining available to be issued RSUs; (ii) $3.2 million for the accelerated vesting of RSUs outstanding and unvested as of June 30, 2016; and (iii) an estimated $99.8 million for the vesting of incentive units that would occur as a result of this offering. The Company assumed a share price of $16.50 for purposes of calculating compensation expense for pro forma disclosure. The value of these incentive units will be calculated based on the 10-day volume weighted average price of our common stock following the closing of this offering. As such, changes in the price of our common stock in the first 10 days of trading may have a material impact on the calculation, which could materially change the recognized stock based compensation expense;

(g) Reflects estimated gross proceeds of $550.0 million from the issuance and sale of shares of common stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of approximately $30.3 million and additional estimated expenses related to the Offering of approximately $4.4 million, of which $1.7 million were incurred prior to June 30, 2016. Proceeds will be used to repay borrowings of $291.6 million under the revolving credit facility and $90.0 million to exercise the Company's optional redemption of the Series A Preferred Units (which includes $15.0 million for the mandatory redemption charge) and for general corporate purposes. Retained earnings includes $15.0 million for the mandatory redemption charge and $1.3 million associated with the write off of the issuance costs of the Series A Preferred Units; and

(h) Reflects conversion of Series B Preferred Units into Series A Preferred Stock of $185.3 million, recorded as mezzanine equity net of a discount of $27.8 million, which is offset in additional paid in capital.

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations for the year ended December 31, 2015:

(a) Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the March 2015 Acquisition for the period from January 1, 2015, to the date of acquisition closing, March 10, 2015;

(b) Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the Bayswater Acquisition for the period from January 1, 2015, to December 31, 2015;

(c) Reflects estimated incremental income tax provision associated with the Company's pro forma results of operations assuming the Company's earnings had been subject to federal and state income tax as a subchapter C corporation using a combined federal and state statutory tax rate of approximately 38%. This rate may be subject to change and may not be reflective of the Company's effective tax rate for future periods;

(d) Reflects the adjustment to depletion, depreciation, amortization expense and accretion expense that would have been recorded had the March 2015 Acquisition and the Bayswater Acquisition occurred on January 1, 2015. The Company utilized reserve reports to estimate the useful lives of the acquired wells and depleted the capitalized costs on a units-of-production basis over the remaining life of proved and proved developed reserves, as described in the "*Oil and Gas Properties*" accounting policy footnote. The depletion rate used was approximately $18.55 per BOE;

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (Continued)

(e) Reflects the reversal of $6.0 million in non-recurring non-cash transaction costs associated with a finder's fee to an unaffiliated third-party related to the March 2015 Acquisition;

(f) Reflects the reversal of $0.4 million in non-recurring transaction costs related to the March 2015 Acquisition that were incurred during the year ended December 31, 2015;

(g) Reflects interest expense and amortization of debt issuance cost associated with the 2016 Notes Offering offset by (i) a reduction in interest expense and amortization of debt issuance and debt discount costs associated with the retirement of the Second Lien Notes, which have an interest rate of approximately 10.7% and (ii) repayments and drawdown of borrowings under the revolving credit facility, which has an interest rate of approximately 3.0%. A change in interest rate of 0.125 percent would increase or decrease interest expense by approximately $0.2 million for the year ended December 31, 2015;

(h) Reflects interest expenses and amortization of issuance cost associated with the financing of the Bayswater Acquisition;

(i) Reflects the associated income tax effect of pro forma adjustments, using an estimated combined federal and state statutory tax rate of approximately 38%;

(j) Reflects (i) the elimination of remaining interest expense associated with the repayment of borrowings under the revolving credit facility and (ii) the associated income tax effect;

(k) Reflects the issuance of 108.5 million shares of common stock in exchange for all the membership interest in the Company and the issuance of 33.3 million shares of common stock associated with the offering;

(l) Reflects basic and diluted earnings per common share for the issuance of shares of common stock in the Corporate Reorganization and the Offering; and

(m) EPS includes adjustments for Series A Preferred Stock dividends and accretion of discount not available to common shareholders. The following table sets forth the computation of pro forma basic and diluted loss per common share for the year ended December 31, 2015 (in thousands, except per share data):

Net Loss	$(14,752)
Pro forma adjustment to reflect Series A Preferred Stock dividend	(10,885)
Pro forma adjustment to reflect accretion of Series A Preferred Stock discount	(5,558)
Net loss used to compute pro forma net loss per share	$(31,195)
Pro Forma Weighted Average Common Shares Outstanding	
Basic and Diluted	141,794
Pro Forma Net Loss Per Common Share	
Basic and Diluted	$ (0.22)

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations for the six months ended June 30, 2016:

(a) Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the Bayswater Acquisition for the period from January 1, 2016, to June 30, 2016;

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (Continued)

(b) Reflects estimated incremental income tax provision associated with the Company's pro forma results of operations assuming the Company's earnings had been subject to federal and state income tax as a subchapter C corporation using a combined federal and state statutory tax rate of approximately 38%. This rate may be subject to change and may not be reflective of the Company's effective tax rate for future periods;

(c) Reflects adjustments to depletion, depreciation, amortization expense and accretion expense that would have been recorded had the Bayswater Acquisition occurred on January 1, 2015. The Company utilized reserve reports to estimate the useful lives of the acquired wells and depleted the capitalized costs on a units-of-production basis over the remaining life of proved and proved developed reserves, as described in the "*Oil and Gas Properties*" accounting policy footnote. The depletion rate used was approximately $18.81 per BOE;

(d) Reflects interest expense and amortization of debt issuance cost associated with the 2016 Notes Offering offset by (i) a reduction in interest expense and amortization of debt issuance and debt discount costs associated with the retirement of the Second Lien Notes, which have an interest rate of approximately 10.7% and (ii) repayments and drawdown of borrowings under the revolving credit facility, which has an interest rate of approximately 3.0%;

(e) Reflects interest expenses and amortization of issuance cost associated with the financing of the Bayswater Acquisition;

(f) Reflects the associated income tax effect of pro forma adjustments, using an estimated combined federal and state statutory tax rate of approximately 38%;

(g) Reflects (i) the elimination of remaining interest expense associated with the repayment of borrowings under the revolving credit facility, which has an interest rate of approximately 3.0% and (ii) the associated income tax effect. A change in interest rate of 0.125 percent would increase or decrease interest expense by approximately $0.1 million for the six months ended June 30, 2016;

(h) Reflects the issuance of 108.5 million shares of common stock in exchange for all the membership interest in the Company and the issuance of 33.3 million shares of common stock associated with the offering;

(i) Reflects basic and diluted earnings per common share for the issuance of shares of common stock in the Corporate Reorganization and the Offering; and

(j) EPS includes adjustments for Series A Preferred Stock dividends and accretion of discount not available to common shareholders. The following table sets forth the computation of pro

EXTRACTION OIL & GAS HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per unit data)

	For the Years Ended December 31,	
	2015	2014
Revenues:		
Oil sales	$157,024	$ 75,460
Natural gas sales	26,019	9,247
NGL sales	14,707	8,133
Total Revenues	197,750	92,840
Operating Expenses:		
Lease operating expenses	30,628	5,067
Production taxes	17,035	9,743
Exploration expenses	18,636	126
Depletion, depreciation, amortization and accretion	146,547	34,042
Impairment of long lived assets	15,778	—
Other operating expense	2,353	—
Acquisition transaction expenses	6,000	—
General and administrative expenses	37,149	19,598
Total Operating Expenses	274,126	68,576
Operating Income (Loss)	(76,376)	24,264
Other Income (Expense):		
Commodity derivatives gain	79,932	48,008
Interest expense	(51,030)	(22,454)
Other income	210	24
Other Income (Expense)	29,112	25,578
Net Income (Loss)	$(47,264)	$ 49,842
Income (Loss) per Unit		
Basic	$ (0.17)	$ 0.28
Diluted	$ (0.17)	$ 0.26
Weighted Average Units Outstanding		
Basic	277,322	180,429
Diluted	277,322	189,938
Pro Forma Information (unaudited):		
Net loss	$(47,264)	
Pro forma provision for income taxes	17,960	
Pro forma net loss	$(29,304)	
Pro forma net loss per common share		
Basic and diluted	$ (0.11)	
Weighted average pro forma common share outstanding		
Basic and diluted	277,322	

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
CONSOLIDATED FINANCIAL STATEMENTS

EXTRACTION OIL & GAS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per unit data)

(Unaudited)

	For the Six Months Ended June 30,	
	2016	**2015**
Revenues:		
Oil sales	$ 84,135	$ 77,464
Natural gas sales	14,937	10,234
NGL sales	11,424	5,084
Total Revenues	110,496	92,782
Operating Expenses:		
Lease operating expenses	25,339	11,312
Production taxes	10,748	7,924
Exploration expenses	8,752	4,852
Depletion, depreciation, amortization and accretion	94,638	59,290
Impairment of long lived assets	22,884	9,525
Other operating expenses	891	1,657
Acquisition transaction expenses	—	6,000
General and administrative expenses	15,114	16,870
Total Operating Expenses	178,366	117,430
Operating Loss	(67,870)	(24,648)
Other Income (Expense):		
Commodity derivative loss	(78,650)	(8,407)
Interest expense	(26,698)	(23,668)
Other income	84	13
Other Income (Expense)	(105,264)	(32,062)
Net Loss	$(173,134)	$(56,710)
Loss per Unit		
Basic and diluted	$ (0.53)	$ (0.22)
Weighted Average Units Outstanding		
Basic and diluted	323,967	260,209
Pro Forma Information (unaudited):		
Net loss	$(173,134)	
Pro forma provision for incomes taxes	65,791	
Pro forma net loss	$(107,343)	
Pro forma net loss per common share		
Basic and diluted	$ (0.33)	
Weighted average pro forma common share outstanding		
Basic and diluted	323,967	

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS